UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2023
Commission File Number 1-15200
Equinor ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER,

NORWAY
(Address of principal executive offices)
Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F

or Form 40-F:
Form 20-F X

Form 40-F
This Report on Form 6-K contains a report of

the fourth quarter 2022 results of Equinor ASA.

Equinor fourth quarter 2022

Equinor fourth quarter and full year 2022 results
Equinor delivered adjusted earnings* of USD 15.1 billion and USD 5.80 billion after tax in the fourth
quarter of 2022. Net operating income was USD 16.6 billion

and net income was USD 7.90 billion.
The fourth quarter and full year were characterised by:
●
Solid operational performance, contributing to energy security.
●
Strong adjusted earnings*.
●
High value creation from marketing and trading.
●
Strong cash flow, further strengthening of balance sheet.
●
Cost focus and capital discipline to address inflation.
●

Proposed 50% increase in ordinary cash dividend to

USD 0.30 per share.
●

Expected capital distribution in 2023 of USD 17 billion.
Going forward, Equinor is:
●
Well positioned to deliver strong returns through the energy transition, expecting above 15% return on average capital employed
to 2030
1
.
●
Expecting around USD 20 billion in average annual cash flow from operations after tax towards 2030

.
●
Investing in a profitable and robust project portfolio, contributing to energy security and decarbonisation.
●
Progressing on the energy transition plan.
Anders Opedal, president and CEO of Equinor ASA:

“Equinor is uniquely positioned to provide energy and contribute to decarbonisation, while delivering strong returns. Strong earnings
and cash flow will enable continued competitive capital distribution and investments in high-value,

resilient projects within oil and gas,
renewables, and low carbon solutions.”
“In 2022, we responded to the energy crisis and contributed to energy security. With strong operational performance,

we delivered
record results and cash flow from operations. We stepped up capital distribution to shareholders, while continuing to invest in a
balanced energy transition and contributing to society with high tax payments.

On the back of strong earnings, outlook, and balance
sheet, we step up capital distribution to expected 17 billion dollars in 2023.”
“Our ambition is to be a leading company in the energy transition.”
Quarter Change Financial information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 (unaudited, in USD million) 2022 2021 Change
16,584 26,103 13,578 22% Net operating income/(loss) 78,811 33,663 >100%
15,059 24,301 14,989 0% Adjusted earnings* 74,940 33,486 >100%
7,897 9,371 3,370 >100% Net income/(loss) 28,744 8,576 >100%
5,796 6,715 4,397 32% Adjusted earnings after tax* 22,691 10,042 >100%
4,267 6,578 8,151 (48%) Cash flows provided by operating activities 35,136 28,816 22%
1,669 2,402 8,578 (81%) Free cash flow* 23,388 24,984 (6%)
Quarter Change Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 Operational data 2022 2021 Change
80.4 92.9 75.9 6% Group average liquids price (USD/bbl) [1] 94.1 66.3 42%
2,046 2,021 2,158 (5%) Total equity liquids and gas production (mboe per day) [4] 2,039 2,079 (2%)

Equinor fourth quarter 2022

1,332 491 526 >100% Total power generation (Gwh) Equinor share 2,661 1,562 70%
517 294 526 (2%) Renewable power generation (GWh) Equinor share 1,649 1,562 6%
Q4 | Full year Full year
Health, safety and the environment 2022 2021
Serious incident frequency (SIF) Twelve-month average as at Q4 2022 0.4 0.4
Upstream CO
2

intensity (kg
CO

/boe) as at full year 2022 6.9 7.0
31 December 31 December %-point
Net debt to capital employed adjusted* 2022 2021 change
Net debt to capital employed adjusted* (23.9%) (0.8%) (23.1)
Dividend
(USD per share) Q4 2022 Q3 2022 Q4 2021
Ordinary dividend per share 0.30 0.20 0.20
Extraordinary dividend per share 0.60 0.70 0.20
*
For items marked with an asterisk throughout this report, see

Use and reconciliation of non-GAAP financial measures

in the Supplementary disclosures.
1

Based on Brent blend 70 USD/bbl, Henry Hub 3.5 USD/mmbtu

and European gas price 2023: 20 USD/mmbtu, 2024: 20 USD/mmbtu,

2025: 15 USD/mmbtu and
2026 onwards: 9 USD/mmbtu

Equinor fourth quarter 2022

Strong operational performance with new fields on stream
Equinor delivered a total equity production of 2,046 mboe per day for the fourth quarter, down from 2,158 mboe per day in the same quarter of 2021, impacted by turnarounds in the US offshore, the exit from Russian assets and deferral of gas production from the
Norwegian continental shelf (NCS)

to periods with higher demand.
During the quarter, Equinor brought on stream the Peregrino phase 2 project in Brazil and Askeladd, Johan Sverdrup Phase 2 and
Njord Future on the NCS.
The floating offshore windfarm Hywind Tampen on the NCS generated its first power in the fourth quarter and will be completed in
2023. Production from renewable energy sources was 517 GWh in the quarter, down 2% from the same quarter in 2021. Including gas-to-power, total power production for the quarter ended at 1,332 GWh.
Equinor completed five exploration wells offshore with one commercial discovery in the quarter and four wells were ongoing at the
quarter end.
Strong financial results
Equinor realised a European gas price of USD 29 per mmbtu and realised liquids prices where USD

80.4 per bbl in the fourth quarter.
Although prices are comparatively higher than the corresponding quarter in 2021, European gas price weakened through the fourth
quarter of 2022.
Equinor delivered strong sales and trading results, particularly from gas and power, selling to the markets with the highest demand.
However, the Marketing, Midstream & Processing segment results were negative due to the timing impact of derivative contracts. In the Exploration & Production USA segment deferred tax asset has been recognised at USD

2.7 billion, with a corresponding decrease
in income taxes of USD 2.8 billion resulting in a low reported effective tax rate this quarter compared to last year.
Cash flow provided by operating activities before taxes and changes in working capital amounted to USD

21.0 billion for the fourth
quarter, compared to USD 18.0 billion for the same period in 2021. Organic capital expenditure* was USD 2.36 billion for the quarter.
Delivering on always safe, high value, low carbon through 2022
For 2022 the adjusted earnings* were USD 74.9 billion, up from USD 33.5 billion last year. Adjusted earnings after tax* were

USD 22.7 billion, up from USD 10.0 billion in 2021. Equinor reports a net operating income for 2022 of USD 78.8 billion, and a net
income of USD 28.7 billion. Strong earnings and firm capital discipline resulted in a free cash flow* of USD

23.4 billion after capital
distribution and a return on average capital employed*

of 55% for 2022. In 2022 Equinor paid USD 42.8 billion in tax related to operations on NCS.
In 2022, seven new fields were brought on stream, adding a total capacity of around 200 mboe per day when fully ramped up. Equinor
is progressing on a highly competitive project portfolio and 13 plans for development and operations were submitted in 2022.
The operational and administrative costs increased through 2022 due to higher electricity prices,

CO
2
-costs, inflationary pressure, and
higher field cost, partially offset by significant currency effects when presenting in the US dollar and mitigating actions.
As a result of long-term improvement efforts and cost control, Equinor has already realised the ambition set for 2025 to achieve
improvements with a cash flow effect of USD 4 billion
.
Equinor progressed several projects to reduce emissions from production,

and the average CO
2
-emission from the operated upstream
production, on a 100% basis, was 6.9 kg per boe for 2022.
The twelve-month average serious incident frequency (SIF) for 2022 was 0.4, stable from the previous year.
Step-up in capital distribution
The board of directors proposes to the annual general meeting an ordinary cash dividend of USD 0.30 per share for the fourth quarter
of 2022, up from USD 0.20 per share for the third quarter of 2022. The board has decided to continue the share buy-back programme
of USD 1.2 billion per year, introduced in 2021 as an integrated part of capital distribution.
In addition, the board proposes an extraordinary cash dividend of USD 0.60 per share for the fourth quarter of 2022 based on strong
earnings and the robust financial position. The board has also decided to increase the USD

1.2 billion share buy-back programme
with up to USD 4.8 billion, resulting in a programme up to USD 6.0 billion in 2023.

Equinor fourth quarter 2022

The interim cash dividends for the first, second and third quarters of 2023 and further tranches of the share buy-back programme will
be decided by the board of directors on a quarterly basis in line with the dividend policy, and subject to existing and renewed authorisations from the AGM, including agreement with the Norwegian state regarding share buy-backs. The share buy-back
programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and Equinor’s net debt ratio
*
stays within the communicated ambition of 15-30%, and this is supported by commodity prices.

Total capital distribution for 2023,
including share buy-back, is expected at USD 17 billion.
The fourth tranche of the share buy-back programme for 2022 was completed 17 January 2023 with a total value of USD 1.83 billion.
For 2022 total share buy-back amounts to USD 6 billion.
The first tranche of the 2023 share buy-back programme of USD 1 billion will commence on 9 February and end no later than 24
March 2023.
All share buyback amounts include shares to be redeemed by the Norwegian State.

Equinor fourth quarter 2022

Capital markets update: Strong returns through the transition

Equinor is well positioned for high value creation,

providing energy security and contributing to decarbonisation. With a strong cash flow supporting a competitive capital distribution, and continued investments in a robust high-value portfolio,

the company can deliver
strong returns through the energy transition. Equinor is developing as a broad energy company, offering energy security and decarbonisation opportunities.
Key ambitions are to deliver:
●

strong cash flow and returns, with an expected average annual cash flow from operations after tax of around USD

20 billion and
return on average capital employed*

(ROACE) of above 15% towards 2030
1
.
●

a 50% reduction of net group-wide greenhouse gas emissions by 2030.
Based on an increasingly flexible asset portfolio, and continued volatility in the markets, the adjusted earnings guidance for the MMP
segment is increased from USD 250-500 to 400-800 million per quarter.
Strong cash flow with longevity within oil and gas
Equinor will continue to invest and optimise its competitive oil and gas project portfolio to maintain a long-term reliable energy supply
with low emissions from production. The portfolio of oil and gas projects coming on stream within 10 years has an average break-even
price of around USD 35 per barrel, an internal rate of return of around 30%, an average pay-back time of about 2.5 years and an
upstream CO
2
-intensity of below 6 kg per boe. Together with the producing assets, this is expected to generate a strong cashflow with longevity. Equinor will continue to develop NCS as home ground and optimise in other core areas internationally.
Profitable and disciplined growth in renewables
With the first power from the world’s largest floating wind farm Hywind Tampen in 2022 and the world’s largest offshore wind farm,
Dogger Bank in the UK, to start production in 2023, Equinor is demonstrating leadership within offshore wind. The portfolio of projects
within renewables and acreage is progressing well towards the ambition of 12-16 GW of installed capacity accessed by 2030. The
strategy remains focused on profitable growth, demonstrating discipline and capturing value through market cycles. Equinor expects
project base returns of 4-8%.
Solid progress within low carbon solutions
In 2022, Equinor was awarded the Smeaheia CO
2

licence on the NCS and had in total accessed storage capacity of 30 million tonnes
CO2 per year with current equity. Equinor is well positioned as the CO
2

transport and storage market develops, and policies for low
carbon projects progresses. Several projects with industrial partners are in maturation, and Equinor is progressing on its ambitions to
offer decarbonisation to industrial customers. The combined portfolio of projects for CO
2

storage, hydrogen, energy storage and
natural gas, provides flexibility and optionality, as well as a broad energy offering to industrial customers.
Updated outlook:
●

Equinor expects organic capex* of USD 10-11 billion in 2023, and an annual average of around USD 13 billion for 2024-2026
2
.
●

In 2023 Equinor expects a production growth of around 3% in oil and gas, compared to 2022.
1
Based on Brent blend 70 USD/bbl,

Henry Hub 3.5 USD/mmbtu and European

gas price 2023: 20 USD/mmbtu, 2024:

20 USD/mmbtu, 2025: 15
USD/mmbtu and 2026 onwards: 9 USD/mmbtu.
2

USD/NOK exchange rate assumption of

10.

Equinor fourth quarter 2022

GROUP REVIEW
Quarters Change Financial information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 (unaudited, in USD million) 2022 2021 Change
34,321 43,633 32,608 5% Total revenues and other income 150,806 90,924 66%
33,546 43,337 31,836 5% Adjusted total revenues and other income* 149,910 89,088 68%
(17,737) (17,531) (19,030) (7%) Total operating expenses (71,995) (57,261) 26%
(12,781) (13,969) (11,201) 14% Adjusted purchases* [5] (54,415) (34,930) 56%
(3,032) (2,657) (2,465) 23% Adjusted operating and administrative expenses* (10,530) (9,389) 12%
(2,279) (2,118) (2,979) (24%) Adjusted depreciation, amortisation and net impairments* (8,879) (10,431) (15%)
(396) (292) (202) 96% Adjusted exploration expenses* (1,146) (852) 35%
16,584 26,103 13,578 22% Net operating income/(loss) 78,811 33,663 >100%
15,059 24,301 14,989 0% Adjusted earnings* 74,940 33,486 >100%
2,376 2,053 2,225 7% Capital expenditures and Investments 8,758 8,040 9%
4,267 6,578 8,151 (48%) Cash flows provided by operating activities 35,136 28,816 22%
Quarters Change Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 Operational information 2022 2021 Change
2,046 2,021 2,158 (5%) Total equity liquid and gas production (mboe/day) 2,039 2,079 (2%)
1,919 1,885 2,012 (5%) Total entitlement liquid and gas production (mboe/day) 1,901 1,931 (2%)
1,332 491 526 >100% Total Power generation (GWh) Equinor share 2,661 1,562 70%
517 294 526 (2%) Renewable power generation (GWh) Equinor share 1,649 1,562 6%
88.7 100.9 79.7 11% Average Brent oil price (USD/bbl) 101.2 70.7 43%
80.4 92.9 75.9 6% Group average liquids price (USD/bbl) 94.1 66.3 42%
27.22 42.34 28.52 (5%) E&P Norway average internal gas price (USD/mmbtu) 31.22 14.43 >100%
4.73 7.01 4.84 (2%) E&P USA average internal gas price (USD/mmbtu) 5.55 2.89 92%
For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary
disclosures.
Operations
Equinor’s global operations continued to deliver reliable and stable production levels.
Strong contributions from Peregrino 1 and 2 in Brazil and Snøhvit on the NCS coming onstream in the year, benefitted production
volumes in the fourth quarter 2022 compared to the same period in the prior year. Despite these increases, Equinor’s exit from Russia
earlier in 2022 coupled with fourth quarter 2022 turnaround activity in the US and partial divestment in the Martin Linge field on the
NCS resulted in reduced production levels for the quarter and full year 2022 compared to the prior year.

Gas production has increased in response to the energy security crisis in Europe. E&P Norway full year gas production increased by
8% and liquids production declined by 6% compared to 2021.

Elevated prices and optimised product split have balanced the reduced production levels. The overall context of 2022 was marked by
realisation of significantly higher prices which is responsible for the significant increase in results for the full year 2022 relative to 2021.
Strong gas and power sales, trading results, high clean spark spread and refining margins underpinned a successful quarter for the
Marketing, Midstream and Processing segment. The negative reported result for the segment was due to significant negative mark to
market effects from derivatives used to price manage gas sales contracts and future LNG deliveries outweighing an otherwise strong result in the fourth quarter of 2022.
Restart of Peregrino, increased well maintenance costs coupled with higher energy and environmental costs contributed to the

Equinor fourth quarter 2022

increase in upstream operating and administrative expenditure. The effects of these cost increases are dampened by the currency
impact of strengthened USD relative to the NOK.
Net impairment reversals of USD 1,094 million in the quarter and USD 2,429 million for the full year 2022, relative to net impairment
charges reported in the corresponding periods of 2021, contributed to the increased net operating income.
Taxes
The reported effective tax rate was 45.4% for the fourth quarter of 2022 (74.3% for the fourth quarter of 2021) and

63.4% for the full
year 2022 (72.8% for the full year 2021).
After a history of significant losses, Equinor are now recording profits in the US. Projected future taxable income demonstrate that it is
probable that the unused tax losses carried forward could be utilised in the near future. The tax value of the unused accumulated
losses has been recognised as a deferred tax asset of USD 2.7 billion in the fourth quarter, with a corresponding decrease in income taxes of USD 2.8 billion resulting in a low reported effective tax rate this quarter compared to last year. The effective tax rate for the fourth quarter also decreased due to losses on derivatives related to gas sales from the NCS in the MMP segment.
The effective tax rate on adjusted earnings* of 61.5% for the fourth quarter of 2022 and 69.7% for the full year decreased compared to
70.7% and 70.0% in 2021 due to lower share of NCS earnings, partially offset by lower effect of uplift deduction.
Cash flow, net debt and capital distribution
Due to strong financial results primarily driven by high commodity prices, cash flow provided by operating activities before taxes paid
and working capital items improved by USD 3,000 million to USD 20,988 million from the fourth quarter of 2021 and by USD 41,658
million to USD 83,608 million from the full year 2021.
Working capital increased by USD 2,532 million in the fourth quarter (USD 3,180 million in the fourth quarter 2021) and by

USD 4,616 million for the full year 2022 (USD 4,546 million in 2021).
Taxes of USD 14,188 million, paid in the fourth quarter of 2022, continue to reflect the increased NCS earnings for the year relative to the prior year. Two instalments of Norwegian corporation tax were paid in the quarter, totalling USD 13.6 billion (NOK 140 billion).

NCS tax instalments totalling NOK 162 billion are expected to be paid in the first half of 2023.
Despite the significant increase of USD 35,268 million in tax and USD 6,577 million shareholder distribution payments for the year,

a robust free cash flow*

of USD 23,388 million compared to USD 24,984 million for 2021 was achieved.
An increase in short term financial investments, reduction in collaterals and a strengthening of equity during the fourth quarter 2022
caused a decrease in the adjusted net debt to capital employed ratio* from negative

19.1% at the end of September 2022 to negative
23.9% at the end of 2022.
The board of directors proposes to the annual general meeting an ordinary cash dividend of USD 0.30 per share for the fourth quarter
of 2022, up from USD 0.20 per share for the third quarter of 2022. The board has decided to continue the share buy-back programme
of USD 1.2 billion per year, introduced in 2021 as an integrated part of capital distribution.
In addition, the board proposes an extraordinary cash dividend of USD 0.60 per share for the fourth quarter of 2022 based on strong
earnings and the robust financial position. The board has also decided to increase the USD

1.2 billion share buy-back programme
with up to USD 4.8 billion, resulting in a programme up to USD 6.0 billion in 2023.
The interim cash dividends for the first, second and third quarters of 2023 and further tranches of the share buy-back programme will
be decided by the board of directors on a quarterly basis in line with the dividend policy, and subject to existing and renewed authorisations from the AGM, including agreement with the Norwegian state regarding share buy-backs. The share buy-back
programme is expected to be executed when Brent oil prices are in or above the range of 50-60 USD/bbl and Equinor’s net debt ratio
*
stays within the communicated ambition of 15-30%, and this is supported by commodity prices.

Total capital distribution for 2023,
including share buy-back, is expected at USD 17 billion.
The fourth tranche of the share buy-back programme for 2022 was completed 17 January 2023 with a total value of USD 1.83 billion.
For 2022 total share buy-back amounts to USD 6 billion.
The first tranche of the 2023 share buy-back programme of USD 1 billion will commence on 9 February and end no later than 24
March 2023.
All share buyback amounts include shares to be redeemed by the Norwegian State.
Based on adjusted earnings after tax and average capital employed, calculated return on average capital employed (ROACE) * was

Equinor fourth quarter 2022

55.2 % for the 12-month period ended 31 December 2022 and 22.7 % for the 12-month period ended 31 December 2021.

Organic capital expenditures * amounted to USD 8.1 billion for the full year 2022. Total capital expenditures were USD 10.0 billion for the full year 2022.
Estimated Proved reserves
at the end of 2022 were 5,191 million barrels of oil equivalent (boe), a net decrease of 165 million boe
compared to 5,356 million boe at the end of 2021.
The net decrease was mainly due to less volumes being added through revisions and improved recovery projects, with a net increase
of 344 million boe in 2022 compared to a net increase of 596 million boe in 2021. The net effect of the purchase and sale of reserves
in 2022 is a reduction of the proved reserves by 92 million boe. This includes a reduction of

86 million boe due to exiting our Russian
joint ventures. The slight decrease in volumes added through extensions and discoveries with

278 million boe in 2022 compared to
306 million boe in 2021, added to the decrease.
The entitlement production in 2022

was 695 million boe compared to 710 million boe in 2021.
This results in a reserve replacement ratio (RRR) of

76% and an organic RRR excluding purchase and sale of 89% in 2022 compared to 113%

and 127% in 2021. The corresponding three-year average replacement ratio was 62%, and the organic three-year
average was 70% at the end of 2022 compared to 61% and 68% at the end of 2021.
The RRR measures the estimated proved reserves added to the reserve base, including the effects of sales and purchases, relative to
the amount of oil and gas produced.
All reserves numbers are preliminary and include

equity accounted entities.
OUTLOOK

●
Organic capital expenditures*

are estimated at USD 10-11 billion for 2023, and at an annual average of around USD 13 billion for 2024-2026
3
.
●
Production

for 2023 is estimated to be around 3% above 2022 level [6].
●

Equinor’s ambition is to keep the
unit of production cost

in the top quartile of its peer group.
●
Scheduled maintenance activity

is estimated to reduce equity production by around 45 mboe per day for the full year of 2023.
These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and
uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create
future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply,
demand and pricing represent the most significant risks related to the foregoing production guidance. Our future financial
performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further
information, see section Forward-looking statements.
3

USD/NOK exchange rate assumption of 10.

Equinor fourth quarter 2022

SUPPLEMENTARY

OPERATIONAL

DISCLOSURES

Quarters Change Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 Operational data 2022 2021 Change
Prices
88.7 100.9 79.7 11% Average Brent oil price (USD/bbl) 101.2 70.7 43%
83.8 96.3 77.7 8% E&P Norway average liquids price (USD/bbl) 97.5 67.6 44%
77.2 92.0 76.1 1% E&P International average liquids price (USD/bbl) 92.2 67.6 36%
68.6 79.3 67.5 2% E&P USA average liquids price (USD/bbl) 81.0 58.3 39%
80.4 92.9 75.9 6% Group average liquids price (USD/bbl) [1] 94.1 66.3 42%
819 928 663 24% Group average liquids price (NOK/bbl) [1] 906 570 59%
27.22 42.34 28.52 (5%)
E&P Norway average internal gas price (USD/mmbtu)

[8]
31.22 14.43 >100%
4.73 7.01 4.84 (2%)
E&P USA average internal gas price (USD/mmbtu)

[8]
5.55 2.89 92%
29.80 43.65 28.76 4%
Average invoiced gas prices - Europe (USD/mmbtu)

[7]
33.44 14.60 >100%
5.40 7.24 4.97 9%
Average invoiced gas prices - North America (USD/mmbtu)

[7]
5.89 3.22 83%
15.5 14.1 6.0 >100% Refining reference margin (USD/bbl) [2] 14.5 4.0 >100%
Entitlement production (mboe per day)
610 595 656 (7%) E&P Norway entitlement liquids production 605 643 (6%)
228 208 200 14% E&P International entitlement liquids production 203 207 (2%)
100 119 127 (21%) E&P USA entitlement liquids production 114 128 (11%)
938 922 983 (5%) Group entitlement liquids production 922 978 (6%)
791 773 813 (3%) E&P Norway entitlement gas production 782 721 8%
31 25 38 (19%) E&P International entitlement gas production 32 40 (19%)
160 166 179 (11%) E&P USA entitlement gas production 165 193 (14%)
981 963 1,029 (5%) Group entitlement gas production 980 954 3%
1,919 1,885 2,012 (5%) Total entitlement liquids and gas production [3] 1,901 1,931 (2%)
Equity production (mboe per day)
610 595 656 (7%) E&P Norway equity liquids production 605 643 (6%)
293 285 283 4% E&P International equity liquids production 281 291 (4%)
112 132 137 (18%) E&P USA equity liquids production 127 142 (11%)
1,015 1,012 1,076 (6%) Group equity liquids production 1,013 1,076 (6%)
791 773 813 (3%) E&P Norway equity gas production 782 721 8%

Equinor fourth quarter 2022

50 39 56 (11%) E&P International equity gas production 47 51 (7%)
190 197 213 (11%) E&P USA equity gas production 197 231 (15%)
1,031 1,009 1,082 (5%) Group equity gas production 1,026 1,003 2%
2,046 2,021 2,158 (5%) Total equity liquids and gas production [4] 2,039 2,079 (2%)
Power generation
1,332 491 526 >100% Total power generation (GWh) Equinor share 2,661 1,562 70%
517 294 526 (2%) Renewable power generation (GWh) Equinor share 1,649 1,562 6%

Equinor fourth quarter 2022

Health, safety and the environment
Full year Full year
Health, safety and the environment 2022 2021
Total recordable injury frequency (TRIF) 2.5 2.4
Serious Incident Frequency (SIF)
3)
0.4 0.4
Oil and gas leakages (number of)
1)
8 12
Full year Full year
Climate 2022 2021
Upstream CO
2

intensity (kg CO
2
/boe)
2)
6.9 7.0
1)

Number of leakages with rate above 0.1 kg/second during

the past 12 months.
2)

Total scope 1 emissions of CO
2

(kg CO
2
) from exploration and production, divided by

total production (boe).

3)

From the second quarter of 2022, work-related

illness is excluded from SIF but reported

separately at corporate level.

Equinor fourth quarter 2022

EXPLORATION

& PRODUCTION NORWAY
Quarter Change Financial information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 (unaudited, in USD million) 2022 2021 Change
16,729 24,034 17,708 (6%) Total revenues and other income 75,930 39,386 93%
16,968 23,321 17,628 (4%) Adjusted total revenues and other income* 75,443 39,047 93%
(2,343) (2,220) (2,853) (18%) Total operating expenses (8,315) (8,915) (7%)
(1,053) (984) (965) 9% Adjusted operating and administrative expenses* (3,836) (3,590) 7%
(1,219) (1,143) (1,784) (32%) Adjusted depreciation, amortisation and net impairments* (4,986) (6,002) (17%)
(101) (114) (69) 46% Adjusted exploration expenses* (361) (356) 2%
14,386 21,813 14,854 (3%) Net operating income/(loss) 67,614 30,471 >100%
14,594 21,079 14,809 (1%) Adjusted earnings/(loss)* 66,260 29,099 >100%
1,422 1,089 1,208 18%
Additions to PP&E, intangibles and equity accounted
investments 4,922 4,944 (0%)
Quarters Change Operational information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 E&P Norway 2022 2021 Change
1,401 1,368 1,469 (5%) E&P entitlement liquid and gas production (mboe/day) 1,387 1,364 2%
83.8 96.3 77.7 8% Average liquids price (USD/bbl) 97.5 67.6 44%
27.22 42.34 28.52 (5%) Average internal gas price (USD/mmbtu) 31.22 14.43 >100%
For items impacting net operating income/(loss), see Use

and reconciliation of non-GAAP financial measures

in the Supplementary
disclosures.
Production & Revenues
During the full year of 2022, the gas volumes increased by 8% responding to the energy crisis in

Europe, while liquid volumes
decreased by 6% compared to 2021. Increased gas production coupled with the realisation of high gas prices drove the unusual high
revenues in 2022.
During the quarter, a high production efficiency secured a solid production, while natural decline and sale of ownership in Martin Linge were the main drivers for a decrease in production of gas volumes by 3% and liquids by 7% compared to the fourth quarter of 2021. A
solid delivery comparing to a very strong production in fourth quarter 2021.
Johan Sverdrup Phase 2 was expected to start during the fourth quarter and came on stream with new volumes in December 2022.
Operating expenses and financial results
The high energy prices led not only to high revenues but also to high electricity costs which in combination with high environmental
costs and increased well maintenance costs were the main drivers for increased adjusted operating and administrative expenses*
compared to the same period last year. The development of the USD/NOK exchange rate gave a positive currency effect to the operating expenses of USD 177 million in the fourth quarter of 2022.

Equinor fourth quarter 2022

The decrease in adjusted depreciation and amortisation* in the fourth quarter of 2022 was driven by the USD/NOK exchange rate and
increased interest rates for ARO. This was further impacted by an increase in proven reserves during the year 2022 offset by the
impact of new fields ramping up.

Equinor fourth quarter 2022

EXPLORATION

& PRODUCTION INTERNATIONAL
Quarters Change Financial information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 (unaudited, in USD million) 2022 2021 Change
2,373 1,767 1,752 35% Total revenues and other income 7,431 5,566 34%
1,897 1,911 1,702 11% Adjusted total revenues and other income* 7,616 5,609 36%
(551) (955) (2,812) (80%) Total operating expenses (4,183) (5,237) (20%)
(85) (22) (37) >100% Adjusted purchases* (116) (58) >100%
(438) (442) (374) 17% Adjusted operating and administrative expenses* (1,675) (1,438) 17%
(433) (349) (499) (13%) Adjusted depreciation, amortisation and net impairments* (1,445) (1,734) (17%)
(266) (157) (102) >100% Adjusted exploration expenses* (573) (350) 64%
1,822 813 (1,060) >(100%) Net operating income/(loss) 3,248 329 >100%
676 942 689 (2%) Adjusted earnings/(loss)* 3,806 2,028 88%
584 841 569 3%
Additions to PP&E, intangibles and equity accounted
investments 2,623 1,833 43%
Quarters Change Operational information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 E&P International 2022 2021 Change
343 324 339 1% E&P equity liquid and gas production (mboe/day) 328 342 (4%)
258 232 238 8% E&P entitlement liquid and gas production (mboe/day) 235 246 (5%)
85 92 101 (16%) Production sharing agreements (PSA) effects 94 96 (3%)
77.2 92.0 76.1 1% Average liquids price (USD/bbl) 92.2 67.6 36%
For items impacting net operating income/(loss),

see Use and reconciliation of non-GAAP financial measures

in the Supplementary
disclosures.
Production & Revenues

The restart of the production at the Peregrino field in Brazil in July and the start-up of phase 2 in

October 2022 were the main drivers
for the slight increase in equity production this quarter compared to the same period last year. Equinor’s exit from Russia and a natural decline in several mature fields partially offset the increase and drove the decrease in production for the full year of 2022 compared to
the full year of 2021. The lower effect from production sharing agreements (PSA) in the fourth quarter of 2022 compared to the fourth
quarter of 2021 was mainly caused by lower production from several fields with PSAs.
The higher entitlement production was the main driver for the increased revenues in the fourth quarter of 2022 compared to the same
period last year. Total

revenues and other income were positively impacted by a change in the fair value of derivatives of USD 378
million in the fourth quarter of 2022. In the full year of 2022 compared to 2021, the main driver for the increase was higher realised
liquids and gas prices, partially offset by lower entitlement production.
Operating expenses and financial results

Equinor fourth quarter 2022

The restart of the production at the Peregrino field was the main driver for higher operations and maintenance expenses and
increased royalties in the fourth quarter compared to the same quarter last year. This effect in combination with higher production fees driven by improved prices and field specific volumes drove the increase for the full year of 2022 compared to 2021. Increases in
reserve estimates, effects from an impairment in 2021 and portfolio change were the main drivers for the decrease in depreciation in
the fourth quarter of 2022 compared to the same period last year. The new investments and increased entitlement production partially offset this. In the full year of 2022 compared to 2021, the most significant drivers for the decrease were effects from an impairment,
lower production from declining fields, and portfolio change.

Expensing of previously capitalised well cost drove the increase in exploration expenses in the fourth quarter of 2022 compared to the
same period last year. This also drove the increase for the full year of 2022 compared to 2021, in addition to higher expensed drilling costs.

In the fourth quarter of 2022, net operating income was positively impacted by an impairment reversal of USD 747 million, compared
to impairments of USD 1,777 million reported in the fourth quarter of 2021. In the full year of 2022, net operating income was
negatively impacted by net impairments*

of USD 351 million, with the main adverse effect from impairments related to the exit from
Russia in the first quarter of the year, amounting to USD 1,080 million.

Equinor fourth quarter 2022

EXPLORATION

& PRODUCTION USA
Quarters Change
Financial information
Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4
(unaudited, in USD million)
2022 2021 Change
1,083 1,541 1,302 (17%) Total revenues and other income 5,523 4,149 33%
1,083 1,541 1,302 (17%) Adjusted total revenues and other income* 5,523 4,149 33%
(262) (457) (752) (65%) Total operating expenses (1,501) (2,998) (50%)
(217) (254) (228) (5%) Adjusted operating and administrative expenses* (933) (1,039) (10%)
(363) (377) (456) (21%) Adjusted depreciation, amortisation and net impairments* (1,422) (1,665) (15%)
(29) (21) (30) (3%) Adjusted exploration expenses* (212) (146) 45%
821 1,084 550 49% Net operating income/(loss) 4,022 1,150 >100%
474 889 587 (19%) Adjusted earnings/(loss)* 2,957 1,297 >100%
281 186 179 57% Additions to PP&E, intangibles and equity accounted investments
764 690 11%
Quarters Change Operational information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 E&P USA 2022 2021 Change
302 329 350 (14%) E&P equity liquid and gas production (mboe/day) 324 373 (13%)
260 285 306 (15%) E&P entitlement liquid and gas production (mboe/day) 279 321 (13%)
42 44 44 (4%) Royalties 44 52 (14%)
68.6 79.3 67.5 2% Average liquids price (USD/bbl) 81.0 58.3 39%
4.73 7.01 4.84 (2%) Average internal gas price (USD/mmbtu) 5.55 2.89 92%
For items impacting net operating income/(loss),

see Use and reconciliation of non-GAAP financial measures

in the Supplementary
disclosures.
Production & Revenues
The Gulf of Mexico turnaround and a natural decline from the Appalachia Basin assets led to a decrease in production in the fourth
quarter compared to the same period last year. The Bakken divestment in 2021, the natural decline from the Appalachia Basin, and the turnaround of the Gulf of Mexico assets drove the decrease in production in the full year of 2022 compared to the same period last
year.
The increase in realised liquids and gas prices for the fourth quarter and the full year of

2022 relative to the same periods last year
was the main driver for the increase in revenues and royalties.
Operating expenses and financial results
Total

operating expenses decreased in the fourth quarter and the full year of 2022 compared to the same periods last year. The
operating and administrative expenses decreased mainly due to lower transportation related costs resulting from lower production,
partially offset by higher operations and maintenance expenses. Year-on-year, the divestment of Bakken during 2021 further contributed to the decrease in 2022.

Adjusted depreciation, amortization, and net impairments* decreased due to lower production and improved reserves partially offset by effects from impairments and additional investments during 2022. Exploration expenses

Equinor fourth quarter 2022

increased in the full year of 2022 compared to the same periods last year, mainly due to increased expensing of previously capitalised well costs.

Net operating income for the full year of 2022 was positively impacted by net impairment reversals of USD 1,071 million, compared to
net impairments* and losses recognised on the divestment of the Bakken asset of USD 147 million in the same period last year.

Equinor fourth quarter 2022

MARKETING, MIDSTREAM & PROCESSING
Quarters Change Financial information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 (unaudited, in USD million) 2022 2021 Change
33,591 42,585 31,818 6% Total revenues and other income 148,105 87,393 69%
33,055 42,858 31,178 6% Adjusted total revenues and other income* 147,599 87,238 69%
(33,843) (40,669) (32,135) 5% Total operating expenses (144,493) (86,230) 68%
(31,969) (40,081) (30,956) 3% Adjusted purchases* [5] (139,949) (81,104) 73%
(1,389) (1,114) (1,005) 38% Adjusted operating and administrative expenses* (4,516) (3,841) 18%
(236) (211) (214) 10% Adjusted depreciation, amortisation and net impairments* (881) (869) 1%
(252) 1,916 (316) (20%) Net operating income/(loss) 3,612 1,163 >100%
(540) 1,452 (997) (46%) Adjusted earnings* 2,253 1,424 58%
210 147 (15) N/A - Liquids 683 358 91%
(1,809) 761 (1,274) 42% - Natural Gas Europe (458) 749 N/A
44 51 (31) N/A - Natural Gas US 237 118 >100%
1,012 492 323 >100% - Other 1,787 198 >100%
349 345 174 >100%
Additions to PP&E, intangibles and equity accounted
investments 1,212 517 >100%
Quarters Change Operational information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 2022 2021 Change
191.2 182.9 196.0 (2%) Liquids sales volumes (mmbl) 740.1 758.4 (2%)
15.8 15.6 16.7 (5%) Natural gas sales Equinor (bcm) 63.3 61.0 4%
14.2 14.2 14.8 (4%) Natural gas entitlement sales Equinor (bcm) 56.1 54.0 4%
815 197 0 N/A Power generation (GWh) Equinor share 1,012 0 N/A
29.80 43.65 28.76 4% Average invoice gas price - Europe (USD/mmbtu) 33.44 14.60 >100%
5.40 7.24 4.97 9% Average invoice gas price - North America (USD/mmbtu) 5.89 3.22 83%
For items impacting net operating income/(loss),

see Use and reconciliation of non-GAAP financial measures

in the Supplementary
disclosures.
Volumes, Pricing & Revenues

Equinor fourth quarter 2022

Restarted gas deliveries from Hammerfest LNG partially offset the reduction in gas sales volumes compared to the fourth quarter of
2021. The gas sales were impacted by lower production and natural decline on Equinor operated assets.
Liquids sales volumes were down compared to the fourth quarter of 2021, mainly due to a decrease in volumes from NCS, partially
offset by the increase in sales of international equity volumes.
The average invoiced European and North American gas prices decreased from the third to the fourth quarter of 2022 due to changes
in the underlying market prices driven by lower demand due to a lower demand and a more robust supply.

This year, European gas prices were significantly higher compared to 2021, mainly due to high demand and tight supply and caused by reduced gas imports from Russia. North American gas prices were also higher in 2022, driven by low production growth, low
storage levels and strong demand mainly from power generation.
Financial Results
During the fourth quarter of 2022, adjusted earnings* for Natural Gas Europe were positively influenced by LNG and gas sales and
trading partially offset by net negative mark to market effects from losses on derivatives used to manage risk related to bilateral gas sales contracts and gains on derivatives used to lock in value of future LNG deliveries. Adjusted earnings* for Natural Gas US were
driven by trading and physical sales. Adjusted earnings* for Liquids were primarily driven by crude and products trading. Adjusted
earnings* for the Other section were dominated by strong gas and power trading results,

high clean spark spread and high refining
margin.
Compared to the fourth quarter last year, adjusted earnings* increased due to higher results from power, gas, liquids trading, refining and acquired share in power producing entity. This was partially offset by higher mark to market losses on gas and LNG derivatives in the fourth quarter of 2022.
Net operating income in the fourth quarter of 2022 includes a negative effect from the onerous contract provisions and positive timing
effects related to inventory.

The increase in adjusted earnings* for the full year of 2022 compared to the same period last year is explained by higher results
across all MMP sections, primarily driven by stronger results from European gas and power trading,

partially offset by a negative
change in derivatives.

Equinor fourth quarter 2022

RENEWABLES
Quarters Change Financial information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 (unaudited, in USD million) 2022 2021 Change
31 3 4 >100% Revenues third party, other revenue and other income 127 1,394 (91%)
8 9 17 (54%) Net income/(loss) from equity accounted investments 58 16 >100%
38 12 21 81% Total revenues and other income 185 1,411 (87%)
15 13 21 (29%) Adjusted total revenues and other income* 75 30 >100%
(101) (69) (59) 72% Total operating expenses (269) (166) (62%)
(100) (58) (58) 73% Adjusted operating and administrative expenses* (255) (163) 57%
(1) (1) (1) (11%) Adjusted depreciation, amortisation and net impairments* (4) (3) 11%
(63) (56) (38) (66%) Net operating income/(loss) (84) 1,245 N/A
(86) (46) (38) >(100%) Adjusted earnings* (184) (136) (35%)
103 95 97 6%
Additions to PP&E, intangibles and equity accounted
investments 298 458 (35%)
Quarters Change Operational information Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 2022 2021 Change
509 294 526 (3%)
Renewables power generation (GWh) Equinor

share
1,641 1,562 5%
For items impacting net operating income/(loss),

see Use and reconciliation of non-GAAP financial measures

in the Supplementary disclosures.
Power generation
Power

generation

in

the

fourth

quarter

of

2022

was

slightly

lower

than

the

same

quarter

last

year

due

to

lower

availability.

The
increase in

the full

year of

2022 compared

to 2021

was mainly due

to the

start-up of

production from

the Guanizuil IIA

solar plant

in
the third quarter of 2021.
Results from equity accounted investments
Net

income

from

equity

accounted

investments

decreased

in

the

fourth

quarter

of

2022

compared

to

the

same

period

last

year.
Positive net income from producing assets was partially offset by development costs from projects under development in both periods.
The increased

result for

the full

year was

mainly due

to a

lower portion

of project

costs being

expensed because

the Empire

Wind
project in the US started capitalising project costs in the first quarter of 2022.
Operating expenses and financial results
In the fourth quarter of 2022, the decrease in net operating income and adjusted earnings* compared to the same period last year was
driven by increased business development costs due to higher activity levels in the US, the

UK and Asia.
Adjusted earnings* in the full year of 2022 decreased compared to last year mainly due to increased business development costs
driven by higher activity levels in the US, the UK and Asia. The decrease was partially offset by higher net income from equity
accounted investments.

Equinor fourth quarter 2022

Net operating income in the full year of 2022 decreased significantly compared to last year due to lower divestment gains of

USD 110 million in 2022 compared to USD 1,385 million last year.
Additions to PP&E, intangibles and equity accounted investments for the full year of

2022 decreased compared to last year, mainly
due to the acquisition of Wento in 2021.

Equinor fourth quarter 2022

CONDENSED INTERIM FINANCIAL STATEMENTS
Fourth quarter 2022
CONSOLIDATED STATEMENT

OF INCOME
Quarters Full year
Q4 2022 Q3 2022 Q4 2021 (unaudited, in USD million) Note 2022 2021
33,841 42,726 32,125 Revenues 2 149,004 88,744
395 75 138 Net income/(loss) from equity accounted investments 620 259
84 833 345 Other income 3 1,182 1,921
34,321 43,633 32,608 Total revenues and other income 2 150,806 90,924
(12,853) (13,592) (11,543) Purchases [net of inventory variation] (53,806) (35,160)
(3,026) (2,393) (2,281) Operating expenses (9,608) (8,598)
(278) (221) (222) Selling, general and administrative expenses (986) (780)
(1,184) (1,049) (4,777) Depreciation, amortisation and net impairments 2 (6,391) (11,719)
(396) (275) (206) Exploration expenses (1,205) (1,004)
(17,737) (17,531) (19,030) Total operating expenses 2 (71,995) (57,261)
16,584 26,103 13,578 Net operating income/(loss) 2 78,811 33,663
(450) (336) (299) Interest expenses and other financial expenses (1,379) (1,223)
(1,664) 1,389 (143) Other financial items 1,172 (857)
(2,115) 1,053 (443) Net financial items 4 (207) (2,080)
14,469 27,156 13,135 Income/(loss) before tax 78,604 31,583
(6,572) (17,785) (9,765) Income tax 5 (49,861) (23,007)
7,897 9,371 3,370 Net income/(loss) 28,744 8,576
7,895 9,384 3,368 Attributable to equity holders of the company 28,746 8,563

Equinor fourth quarter 2022

2 (13) 2 Attributable to non-controlling interests (3) 14
2.52 2.98 1.04 Basic earnings per share (in USD) 9.06 2.64
2.51 2.97 1.04 Diluted earnings per share (in USD) 9.03 2.63
3,131 3,148 3,238
Weighted average number of ordinary shares outstanding

(in millions)
3,173 3,245
3,141 3,157 3,249
Weighted average number of ordinary shares outstanding

diluted (in millions)
3,182 3,254

Equinor fourth quarter 2022

CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME
Quarters Full year
Q4 2022 Q3 2022 Q4 2021 (unaudited, in USD million) 2022 2021
7,897 9,371 3,370 Net income/(loss) 28,744 8,576
895 (42) (114)
Actuarial gains/(losses) on defined benefit pension

plans
461 147
(208) 15 26
Income tax effect on income and expenses recognised

in OCI
1)
(105) (35)
687 (26) (88)
Items that will not be reclassified to the Consolidated

statement of income
356 111
4,116 (3,488) (374) Foreign currency translation effects (3,609) (1,052)
424 0 0 Share of OCI from equity accounted investments 424 0
4,540 (3,488) (374)
Items that may be subsequently reclassified to

the Consolidated statement of
income (3,186) (1,052)
5,228 (3,515) (462) Other comprehensive income/(loss) (2,829) (940)
13,125 5,856 2,908 Total comprehensive income/(loss) 25,914 7,636
13,123 5,869 2,906 Attributable to the equity holders of the company 25,917 7,622
2 (13) 2 Attributable to non-controlling interests (3) 14
1) Other comprehensive income (OCI).

Equinor fourth quarter 2022

CONSOLIDATED BALANCE SHEET
At 31 December At 31 December
(unaudited, in USD million) Note 2022 2021
1)
ASSETS
Property, plant and equipment 2 56,498 62,075
Intangible assets 5,158 6,452
Equity accounted investments 2,758 2,686
Deferred tax assets 5 8,732 6,259
Pension assets 1,219 1,449
Derivative financial instruments 691 1,265
Financial investments 2,733 3,346
Prepayments and financial receivables 6 2,063 1,087

Total non-current assets 79,851 84,618

Inventories 5,205 3,395
Trade and other receivables
2
22,452 17,927
Derivative financial instruments 4,039 5,131
Financial investments 29,876 21,246
Cash and cash equivalents
3
15,579 14,126

Total current assets 77,152 61,826

Assets classified as held for sale 3 1,018 676

Total assets 158,021 147,120

EQUITY AND LIABILITIES
Shareholders' equity 53,988 39,010
Non-controlling interests 1 14

Total equity 53,989 39,024

Equinor fourth quarter 2022

Finance debt 4 24,141 27,404
Lease liabilities 2,410 2,449
Deferred tax liabilities 11,996 14,037
Pension liabilities 3,671 4,403
Provisions and other liabilities 6 15,633 19,899
Derivative financial instruments 2,376 767

Total non-current liabilities 60,226 68,959

Trade, other payables and provisions 13,352 14,310
Current tax payable 5 17,655 13,119
Finance debt 4 4,359 5,273
Lease liabilities 1,258 1,113
Dividends payable 2,808 582
Derivative financial instruments 4,106 4,609

Total current liabilities 43,539 39,005

Liabilities directly associated with the assets classified

as held for sale

3 268 132

Total liabilities 104,032 108,096

Total equity and liabilities 158,021 147,120
1) Audited
2) Of which Trade receivables of USD 17,3 billion in 2022 and USD

15,2 billion in 2021
3) Includes collateral deposits of USD 6,128 billion

for 2022 related to certain requirements set out by

exchanges where Equinor is
participating. The corresponding figure for 2021 is

USD 2,069 billion.

Equinor fourth quarter 2022

CONSOLIDATED STATEMENT

OF CHANGES IN EQUITY
(unaudited, in USD million)
Share
capital
Additional
paid-in
capital
Retained
earnings
Foreign
currency
translation
reserve
OCI from
equity
accounted
investments
Share-
holders'
equity
Non-
controlling
interests Total equity
At 1 January 2021
1)
1,164 6,852 30,050 (4,194) 0 33,873 19 33,892
Net income/(loss) 8,563 8,563 14 8,576
Other comprehensive
income/(loss) 111 (1,052) (940) (940)
Total comprehensive
income/(loss) 7,636
Dividends (2,041) (2,041) (2,041)
Share buy-back (429) (429) (429)
Other equity transactions (15) (15) (18) (33)
At 31 December 2021

1,164 6,408 36,683 (5,245) 0 39,010 14 39,024
At 1 January 2022
1)
1,164 6,408 36,683 (5,245) 0 39,010 14 39,024
Net income/(loss) 28,746 28,746 (3) 28,744
Other comprehensive
income/(loss) 356 (3,609) 424 (2,829) (2,829)
Total comprehensive
income/(loss) 25,914
Dividends (7,549) (7,549) (7,549)
Share buy-back
2)
(22) (3,358) (3,380) (3,380)
Other equity transactions (10) (10) (10) (20)
At 31 December 2022 1,142 3,041 58,236 (8,855) 424 53,988 1 53,989
1) Audited
2) For more information see note 7 Capital distribution.

Equinor fourth quarter 2022

CONSOLIDATED STATEMENT

OF CASH FLOWS
Quarters Full year Full year
Q4 2022 Q3 2022 Q4 2021 (unaudited, in USD million) Note 2022 2021
14,469 27,156 13,135 Income/(loss) before tax 78,604 31,583
1,184 1,049 4,777 Depreciation, amortisation and net impairment 2 6,391 11,719
183 (2) 2 Exploration expenditures written off 342 171
2,140 (1,691) 68
(Gains)/losses on foreign currency transactions and

balances
4 (2,088) (47)
(87) (642) (156) (Gains)/losses on sale of assets and businesses 3 (823) (1,519)
2,923 (1,235) 684
(Increase)/decrease in other items related to operating

activities
1)
468 106
217 (111) (315) (Increase)/decrease in net derivative financial instruments 1,062 539
216 113 5 Interest received 399 96
(258) (138) (212) Interest paid (747) (698)
20,988 24,498 17,988
Cash flows provided by operating activities before

taxes paid and working
capital items 83,608 41,950
(14,188) (16,975) (6,658) Taxes paid (43,856) (8,588)
(2,532) (946) (3,180) (Increase)/decrease in working capital (4,616) (4,546)
4,267 6,578 8,151
Cash flows provided by operating activities

35,136 28,816
0 (21) 0 Cash used/received in business combinations
2)
3 147 (111)
(2,376) (2,053) (2,225) Capital expenditures and investments
3)
(8,758) (8,040)
(6,990) 2,821 (6,387) (Increase)/decrease in financial investments (10,089) (9,951)
(374) 904 151 (Increase)/decrease in derivatives financial instruments 1,894 (1)
7 (63) 189 (Increase)/decrease in other interest-bearing items (23) 28
47 269 72 Proceeds from sale of assets and businesses
3)
3 966 1,864
(9,687) 1,856 (8,200) Cash flows provided by/(used in) investing activities (15,863) (16,211)
(250) 0 (1,250) Repayment of finance debt (250) (2,675)
(365) (341) (319) Repayment of lease liabilities (1,366) (1,238)

Equinor fourth quarter 2022

(2,231) (1,256) (565) Dividends paid (5,380) (1,797)
(577) (1,996) (222) Share buy-back (3,315) (321)
230 (278) 2,713 Net current finance debt and other financing activities (5,102) 1,195
(3,193) (3,871) 357 Cash flows provided by/(used in) financing activities (15,414) (4,836)
(8,612) 4,563 307 Net increase/(decrease) in cash and cash equivalents 3,860 7,768
844 (1,778) (106) Effect of exchange rate changes on cash and cash equivalents (2,268) (538)
23,348 20,562 13,785
Cash and cash equivalents at the beginning

of the period (net of overdraft)
13,987 6,757
15,579 23,348 13,987
Cash and cash equivalents at the end of the

period (net of overdraft)
4)
15,579 13,987
1) The line item mainly consists

of provisions, unrealised gains and losses

and items of income or expense for which

the cash effects are
included in increase/(decrease)

in working capital within operating cash flow and

investing cash flows. The line item includes

a fair value
loss related to inventory of USD 672 million at 31

December 2022 and USD 2 408 million in

the fourth quarter.
2) Net after cash and cash equivalents acquired. The

line item includes cash consideration received related

to the acquisition of Statfjord
licences in second quarter of 2022 as described in

note 3 Acquisitions and disposals.
3) Cash inflow of USD 433 million received in

the first quarter 2022 related to the disposal of

parts of the interests in the Bacalhau field in
2018 (contingent consideration) has been reclassified

from Capital expenditures and investments to

Proceeds from sale of assets and
business.
4) At 31 December 2022 cash and cash equivalents

net overdraft was zero. At 31 December 2021

cash and cash equivalents included a net
overdraft of USD 140 million.

Equinor fourth quarter 2022

Notes to the Condensed interim financial statements
1 Organisation and basis of preparation
Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and
listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The address of its registered office is Forusbeen 50, N-
4035 Stavanger, Norway.
The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as
other business. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy
AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the
Norwegian continental shelf, is co-obligor or guarantor of certain debt obligations of Equinor ASA.
Equinor's condensed interim financial statements for the fourth quarter of 2022 were authorised for issue by the board of directors on

7 February 2023.
Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting

Standard 34 Interim Financial
Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European

Union (EU). The
condensed interim financial statements do not include all the information and disclosures required by International Financial Reporting
Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in
conjunction with the Consolidated annual financial statements for 2021. IFRS as adopted by the EU differs

in certain respects from
IFRS as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented. A
description of the significant accounting policies applied in preparing these condensed interim financial statements is included in
Equinor's Consolidated annual financial statements for 2021.
There have been no changes to significant accounting policies during 2022 compared to the Consolidated annual financial statements
for 2021. With effect from the second quarter 2022, due to the evolving trading business in the Group, Equinor has determined that
fair value less cost to sell (FV) is an appropriate measurement basis for commodity inventories held for trading purposes with
subsequent changes in FV recognised in the Consolidated statement of income. Comparative numbers have not been restated due to
materiality.
Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation.
The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding. When determining fair
value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the
same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2021.
The Condensed interim financial statements are unaudited.
Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments,

estimates and assumptions
that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated
assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to
be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets
and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Equinor fourth quarter 2022

2 Segments
Equinor’s operations are managed through operating segments (business areas). The reportable segments Exploration & Production
Norway (E&P Norway), Exploration & Production International (E&P International), Exploration

& Production USA (E&P USA),
Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments
Projects, Drilling & Procurement (PDP), Technology,

Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI are allocated to the three Exploration &
Production segments, MMP and REN.
Inter-segment sales and related unrealised profits, mainly from the sale of crude oil and products,

are eliminated in the Eliminations
column below. Inter-segment revenues are based upon estimated market prices.

The reported measure of segment profit is net operating income/(loss) .

Deferred tax assets, pension assets and non-current financial assets are not allocated to the segments.
The measurement basis for the segments is IFRS as applied by the group,

except for the line-item Additions to PP&E, intangibles and
equity accounted investments in which movements related to changes in asset retirement obligations are excluded, and provisions for
onerous contracts which reflects only obligations towards group external parties. With effect from the second quarter 2022, Equinor changed the measurement basis for the segments related to leases. Through the first quarter of 2022, all leases were presented
within the Other segment and lease costs were allocated to the operating segments based on underlying lease payments with a
corresponding credit in the Other segment. As from the second quarter 2022, lease contracts are accounted for in accordance with
IFRS 16 in all segments. This change does not affect Equinor’s consolidated financial statements. Comparative numbers in the
segments have been restated.
Fourth quarter 2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 77 720 69 32,965 31 65 0 33,926
Revenues inter-segment 16,652 1,623 1,014 254 0 27 (19,570) 0
Net income/(loss) from equity accounted
investments (0) 31 0 372 8 (16) 0 395
Total revenues and other income

16,729 2,373 1,083 33,591 38 76 (19,570) 34,321
Purchases [net of inventory variation] (0) (85) (0) (31,996) 0 (0) 19,228 (12,853)
Operating, selling, general and
administrative expenses (1,020) (511) (220) (1,614) (100) (153) 314 (3,304)
Depreciation, amortisation and net
impairment losses (1,222) 310 (13) (233) (1) (26) 0 (1,184)
Exploration expenses (101) (266) (29) 0 0 0 0 (396)
Total operating expenses (2,343) (551) (262) (33,843) (101) (179) 19,542 (17,737)
Net operating income/(loss) 14,386 1,822 821 (252) (63) (103) (29) 16,584
Additions to PP&E, intangibles and equity
accounted investments 1,422 584 281 349 103 88 (0) 2,828

Equinor fourth quarter 2022

Third quarter 2022
E&P
Norway
E&P
International
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 880 116 77 42,462 3 20 0 43,559
Revenues inter-segment 23,154 1,618 1,465 91 0 9 (26,336) 0
Net income/(loss) from equity accounted
investments 0 33 0 33 9 0 0 75
Total revenues and other income

24,034 1,767 1,541 42,585 12 29 (26,336) 43,633
Purchases [net of inventory variation] (0) (22) 0 (40,253) 0 0 26,683 (13,592)
Operating, selling, general and
administrative expenses (963) (427) (254) (1,097) (68) 11 183 (2,614)
Depreciation, amortisation and net
impairment losses (1,143) (349) (199) 680 (1) (38) 0 (1,049)
Exploration expenses (114) (157) (4) 0 0 0 0 (275)
Total operating expenses (2,220) (955) (457) (40,669) (69) (27) 26,866 (17,531)
Net operating income/(loss) 21,813 813 1,084 1,916 (56) 2 531 26,103
Additions to PP&E, intangibles and equity
accounted investments 1,089 841 186 345 95 17 0 2,574

Equinor fourth quarter 2022

Fourth quarter 2021
E&P
Norway
1)
E&P
International
1)
E&P

USA MMP
1)
REN
1)
Other
1)
Eliminations
1)
Total (in USD million)
Revenues third party, other revenue and
other income
1)
169 361 78 31,743 4 115 0 32,470
Revenues inter-segment
1)
17,539 1,280 1,224 72 (0) 10 (20,125) (0)
Net income/(loss) from equity accounted
investments 0 111 0 3 17 6 0 138
Total revenues and other income
1)
17,708 1,752 1,302 31,818 21 131 (20,125) 32,608
Purchases [net of inventory variation] (0) (37) 0 (30,959) (0) (0) 19,452 (11,543)
Operating, selling, general and
administrative expenses
1)
(1,000) (396) (232) (972) (58) (180) 333 (2,504)
Depreciation, amortisation and net
impairment losses
1)
(1,784) (2,277) (486) (205) (1) (24) 0 (4,777)
Exploration expenses (69) (102) (34) 0 0 0 0 (206)
Total operating expenses
1)
(2,853) (2,812) (752) (32,135) (59) (204) 19,785 (19,030)
Net operating income/(loss)
1)
14,854 (1,060) 550 (316) (38) (73) (340) 13,578
Additions to PP&E, intangibles and equity
accounted investments
1)
1,208 569 179 174 97 16 (0) 2,243
1) Restated due to implementation of IFRS 16 in

the segments, mainly affecting the line item Operating,

selling, general and administrative
expenses in MMP (reduction of USD 134 million) and

Other (increase of USD 178 million) and the

line item Depreciation, amortisation and net
impairments in MMP (increase of USD 131 million)

and Other (reduction of USD 209 million).

Equinor fourth quarter 2022

Full year 2022
E&P
Norway
E&P
Internationa
l
E&P

USA MMP REN Other Eliminations Total (in USD million)
Revenues third party, other revenue and
other income 1,299 1,134 305 147,173 127 149 0 150,186
Revenues inter-segment 74,631 6,124 5,217 527 0 55 (86,554) 0
Net income/(loss) from equity accounted
investments (0) 172 0 406 58 (16) 0 620
Total revenues and other income

75,930 7,431 5,523 148,105 185 187 (86,554) 150,806
Purchases [net of inventory variation] 0 (116) (0) (139,916) 0 (0) 86,227 (53,806)
Operating, selling, general and
administrative expenses (3,782) (1,698) (938) (4,591) (265) (223) 904 (10,593)
Depreciation, amortisation and net
impairment losses (4,167) (1,731) (361) 14 (4) (142) 0 (6,391)
Exploration expenses (366) (638) (201) 0 0 0 0 (1,205)
Total operating expenses (8,315) (4,183) (1,501) (144,493) (269) (365) 87,131 (71,995)
Net operating income/(loss) 67,614 3,248 4,022 3,612 (84) (178) 577 78,811
Additions to PP&E, intangibles and equity
accounted investments 4,922 2,623 764 1,212 298 176 (0) 9,994
Balance sheet information
Equity accounted investments

3 550 0 688 1,452 65 (0) 2,758
Non-current segment assets

28,510 15,868 11,311 4,619 316 1,031 0 61,656
Non-current assets not allocated to
segments

15,437
Total non-current assets

79,851

Equinor fourth quarter 2022

Full year 2021
E&P
Norway
1)
E&P
International
1)
E&P

USA
1)
MMP
1)
REN
1)
Other
1)
Eliminations
1)
Total (in USD million)
Revenues third party, other revenue and
other income
1)
414 1,121 377 87,050 1,394 307 0 90,665
Revenues inter-segment
1)
38,972 4,230 3,771 321 0 41 (47,335) (0)
Net income/(loss) from equity accounted
investments (0) 214 0 22 16 7 0 259
Total revenues and other income
1)
39,386 5,566 4,149 87,393 1,411 355 (47,335) 90,924
Purchases [net of inventory variation] (0) (58) (0) (80,873) (0) (1) 45,773 (35,160)
Operating, selling, general and
administrative expenses
1)
(3,652) (1,406) (1,074) (3,753) (163) (432) 1,102 (9,378)
Depreciation, amortisation and net
impairment losses
1)
(4,900) (3,321) (1,734) (1,604) (3) (156) 0 (11,719)
Exploration expenses (363) (451) (190) 0 0 0 0 (1,004)
Total operating expenses
1)
(8,915) (5,237) (2,998) (86,230) (166) (590) 46,875 (57,261)
Net operating income/(loss)
1)
30,471 329 1,150 1,163 1,245 (234) (461) 33,663
Additions to PP&E, intangibles and equity
accounted investments
1)
4,944 1,833 690 517 458 65 (0) 8,506
Balance sheet information
Equity accounted investments

3 1,417 0 113 1,108 45 0 2,686
Non-current segment assets
1)
36,502 15,423 11,406 4,006 157 1,033 0 68,527
Non-current assets not allocated to
segments

13,406
Total non-current assets

84,618
1) Restated due to implementation of IFRS 16 in

the segments, mainly affecting the line item Operating,

selling, general and administrative
expenses in MMP (reduction of USD 523 million),

EPN (reduction of USD 77 million) and

Other (increase of USD 696 million) and the line

item
Depreciation, amortisation and net impairments in

MMP (increase of USD 525 million), EPN (increase

of USD 222 million) and Other (reduction
of USD 814 million).

Equinor fourth quarter 2022

Net impairments/reversal of impairments and changes to accounting assumptions
Management’s future commodity price assumptions and currency assumptions are used for value in use impairment testing.

While
there are inherent uncertainties in the assumptions, the commodity price assumptions as well as currency assumptions reflect
management’s best estimate of the price and currency development over the life of the Group’s assets based on its view of relevant current circumstances and the likely future development of such circumstances, including energy demand development,

energy and
climate change policies as well as the speed of the energy transition, population and economic growth,

geopolitical risks, technology
and cost development and other factors. Management’s best estimate also takes into consideration a range of external forecasts.
Equinor has performed a thorough and broad analysis of the expected development in drivers for the different commodity markets and
exchange rates. Significant uncertainty exists regarding future commodity price development due to the transition to a lower carbon
economy, future supply actions by OPEC+ and other factors. The management’s analysis of the expected development in drivers for the different commodity markets and exchange rates resulted in changes in the long-term price assumptions with effect from the third quarter of 2022. The main changes with effect for impairment and impairment reversal assessments are disclosed in the table below
as price-points on price-curves. Previous price-points applied from the third quarter 2021 up to and including the second quarter of
2022 are provided in brackets.
Year

Prices in real terms
1)
2025 2030 2040 2050
Brent Blend (USD/bbl) 75 (70) 75 (75) 70 (69) 65 (64)
European gas (USD/mmBtu) - TTF

2)
20.0 (7.3) 9.5 (6.8) 9.0 (8.2) 9.0 (7.5)
Henry Hub (USD/mmBtu) 4.0 (3.3) 3.7 (3.4) 3.7 (3.6) 3.7 (3.6)
Electricity Germany (EUR/MWh) 115 (65) 70 (62) 57 (64) 57 (64)
EU ETS (EUR/tonne) 80 (61) 80 (70) 105 (89) 130 (108)
1) Basis year 2022. The prices in the table are

price-points on price-curves.
2) As from the third quarter 2022, TTF is applied

as the main reference price for European

gas. Updated price-points for the previously applied
NBP correspond to the disclosed updated price-points

for TTF. Previously applied comparable prices for NBP are 7.4, 6.9, 8.3 and 7.6 for
2025, 2030, 2040 and 2050 respectively.

Equinor fourth quarter 2022

The refinery margin assumptions increased, especially in the short- and mid-term. Long-term it is anticipated that the energy transition
will be the main driver of refinery margins. The discount rate used, derived from Equinor’s weighted average cost of capital (WACC),
and the long-term currency rates are unchanged.
In the fourth quarter, Equinor recognised net impairment reversals of USD 1,097 million. Net impairment reversals in the E&P
International segment amounted to USD 747 million and is related to Mariner in the UK. The reversal is mainly due to optimisation of
the production profile and higher prices, supported by a slight increase in reserves estimates. In the

E&P USA segment, the
impairment reversal was USD 350 million due to increased expected reserves in one of the offshore Gulf of Mexico assets.
In the fourth quarter of 2021, Equinor recognised net impairments of USD 1,800 million. Impairments of USD 1,777 million were
recognised in the E&P International segment mainly related to Mariner UK caused by downward revision in reserve estimates.
Net impairment reversals recognised in the full year of 2022 is USD 2,428 million (net impairments of USD 1,439 million in the full year
of 2021), of which USD 832 million is related to impairment of equity accounted investments in the first quarter. See note 3
Acquisitions and disposals regarding the effects of the decision to exit Russia.
Recoverable amounts in the impairment assessments are normally based on value in use. Estimates of discounted cash flows used to
determine the recoverable amounts are based on internal forecasts on cost, production profiles and commodity prices.
Non-current assets by country
At 31 December At 31 December
(in USD million) 2022 2021
Norway 33,242 40,564
USA 12,343 12,323
Brazil 9,400 8,751
UK 3,688 2,096
Azerbaijan 1,401 1,654
Canada 1,171 1,403
Angola 895 948
Algeria 622 708
Argentina 615 474
Denmark 497 536
Other 541 1,757
Total non-current assets
1)
64,414 71,213
1) Excluding deferred tax assets, pension assets

and non-current financial assets.
Equinor’s non-current assets in Norway have decreased by USD 7.322 billion to USD

33.242 billion at 31 December 2022 compared
to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK.

Equinor fourth quarter 2022

Revenues from contracts with customers by geographical areas
When attributing the line item Revenues from contracts with customers for the fourth quarter of 2022 to the country of the legal entity
executing the sale, Norway constitutes 81% and USA constitutes 14% of such revenues (84%

and 13% respectively for the full year of
2022). For the fourth quarter of 2021, Norway and USA constituted 84% and 10% of such revenues,

respectively (81% and 13% for
the full year of 2021).
Revenues from contracts with customers and other revenues
Quarters Full year
Q4 2022 Q3 2022 Q4 2021 (in USD million) 2022 2021
12,994 14,098 10,784 Crude oil 58,524 38,307
15,479 21,293 15,199 Natural gas 65,232 28,050
13,326 19,106 13,990

- European gas
58,239 24,900
651 846 611

- North American gas
2,884 1,783
1,502 1,341 598

- Other incl. Liquefied natural gas
4,109 1,368
2,892 2,766 3,507 Refined products 11,093 11,473
1,896 2,239 2,675 Natural gas liquids 9,240 8,490
480 399 239 Transportation 1,470 921
1,469 1,465 425 Other sales 4,702 1,006
35,209 42,259 32,828 Revenues from contracts with customers 150,262 88,247
(1,368) 466 (703) Total other revenues
1)
(1,258) 497
33,841 42,726 32,125 Revenues 149,004 88,744
1) Principally relates to commodity derivatives and

change in fair value less cost to sell for commodity

inventories held for trading purposes.
3 Acquisitions and disposals

Acquisitions
Acquisition of BeGreen
On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar
Aps to acquire 100 % of BeGreen Solar Aps for a cash consideration of USD 277 million

(EUR 260 million) and a consideration
contingent on successful delivery of future solar projects above an agreed MW threshold. BeGreen Solar Aps is a Danish solar
developer. At closing USD 226 million (EUR 213 million) of the cash consideration was paid and recognised in the REN segment.
Acquisition of Triton Power
On 1 September 2022, Equinor and SSE Thermal Generation Holdings Limited (SSE Thermal)

closed a transaction to acquire the UK
power company Triton Power Holdings Ltd (Triton Power) from Triton Power Partners LP owned by Energy Capital Partners (ECP).
Equinor’s share of the consideration was USD 141 million (GBP 120 million), after adjustments that mainly related to net debt and
working capital. The key plant included in the purchase of Triton Power is the Saltend Power Station with an installed capacity of 1.2
GW. Equinor and SSE Thermal own 50% each of Trition Power, and Equinor is accounting for the investment under the equity method as a joint venture in the MMP segment.
Acquisition of Statfjord
On 31 May 2022, Equinor closed a transaction to acquire all of Spirit Energy’s interests in production licenses in the Statfjord area
which covers the Norwegian and UK Continental Shelves and consists of three integrated production platforms and satellite subsea
installations. All licenses are operated by Equinor. Spirit Energy’s ownership shares in the licenses covered by the transaction range from 11.56% to 48.78%. The cash consideration received was USD 193 million, whereof USD 25 million related to Spirit’s lifting of volumes on Equinor’s behalf in June 2022. The assets and liabilities acquired have been reflected in accordance with the principles in
IFRS 3 Business Combinations. The transaction is reflected in the E&P Norway and E&P International segments with a cash
consideration of USD 96 million and USD 72 million respectively.

Equinor fourth quarter 2022

In the segment E&P Norway, the acquisition resulted in an increase of USD 98 million in property, plant and equipment, an increase of
USD 390 million in asset retirement obligation, a reduction of deferred tax liability of USD 298 million and an increase in taxes payable
of USD 98 million. In the segment E&P International, the acquisition resulted in an increase of USD

98 million in property, plant and
equipment, an increase of USD 241 million in asset retirement obligation and an increase of deferred tax asset of USD 86 million.
In the fourth quarter,

cash considerations and purchase price allocations were concluded with no significant changes compared to
initial recognition.
Disposals
Ekofisk and Martin Linge on the Norwegian Continental Shelf
On 30 September 2022, Equinor closed a transaction with Sval Energi AS to divest Equinor’s entire ownership share in the Greater
Ekofisk Area including its share in Norpipe Oil AS, and a 19% ownership share in Martin Linge.

The cash consideration paid upon
closing of the transaction amounted to USD 293 million after interim period settlement. In addition,

an estimated contingent
consideration of USD 169 million linked to realised oil and gas prices for 2022 and 2023 was recognised. Equinor retained a 51%
ownership share in Martin Linge and continues

as operator of the field. Transactions on the NCS are made on a post-tax basis where gains include the release of tax liabilities previously computed and recognised. The disposal resulted in a decrease in property, plant
and equipment of USD 1,493 million, a decrease in asset retirement obligation of USD

376 million, a decrease in deferred tax liability
of USD 597 million and a decrease in taxes payable of USD 686 million. A post-tax gain of USD 655 million is presented in the line
item Other income in the Consolidated statement of income in the EPN segment.
Exit Russia
Following Russia’s invasion of Ukraine, Equinor announced that it had decided to stop new investments in

Russia and start the
process of exiting Equinor’s joint arrangements. Based on this decision, Equinor evaluated its assets in Russia and recognised net
impairments of USD 1.083 billion in the first quarter, of which USD 251 million was related to property, plant and equipment and intangible assets and USD 832 million was related to investments accounted for using the equity method. The impairments were net
of contingent consideration from the time of acquiring the assets. The impairments were recognised in the line items Depreciation,
amortisation and net impairment losses and Exploration expenses in the Consolidated statement of income based on the nature of the
impaired assets and reflected in the E&P International segment. During the second quarter, Equinor transferred its participating interests in four Russian entities to Rosneft and was released from all future commitments and obligations with no material impact

on
the financial statements. The ownership interests in Kharyaga were transferred to the operator.
Equinor has stopped trading in Russian oil. This means that Equinor will not enter into any new trades or engage in new transport of
oil and oil products from Russia. Equinor has assessed the accounting impact of certain commitments arising from such contracts
entered into prior to the invasion and deem the impact to be immaterial.
10% of Dogger Bank C
On 10 February 2022, Equinor closed the transaction with Eni to sell a 10% equity interest in the

Dogger Bank C project in the UK for
a total consideration of USD 91 million (GBP 68 million), resulting in a gain of USD 87 million

(GBP 65 million). After closing, Equinor’s
ownership share is 40%. Equinor continues to equity account for the remaining investment as a joint venture. The gain is presented in
the line item Other income in the Consolidated statement of income in the REN segment.
Held for sale
Equinor Energy Ireland Limited
In the fourth quarter of 2021, Equinor entered into an agreement with Vermilion Energy Inc (Vermilion) to sell Equinor’s non-operated equity position in the Corrib gas project in Ireland. The transaction covers a sale of 100% of the shares in Equinor Energy

Ireland
Limited (EEIL). EEIL owns 36.5% of the Corrib field alongside the operator Vermilion (20%) and Nephin Energy (43.5%). Equinor

and
Vermilion have agreed a consideration of USD 434 million before closing adjustments and contingent consideration linked to 2022 production level and gas prices. The effective date for the transaction is 1 January 2022. Closing is dependent on governmental
approval and is expected to take place during the first quarter 2023.

Equinor fourth quarter 2022

4 Financial items

Quarters Full year
Q4 2022 Q3 2022 Q4 2021 (in USD million) 2022 2021
(2,140) 1,691 (68) Net foreign currency exchange gains/(losses) 2,088 47
482 346 37 Interest income and other financial items 1,222 152
8 (44) (16) Gains/(losses) on financial investments (394) (348)
(15) (604) (96)
Gains/(losses) other derivative financial instruments

(1,745) (708)
(450) (336) (299) Interest and other finance expenses (1,379) (1,223)
(2,115) 1,053 (443) Net financial items (207) (2,080)
Equinor reports significant unrealised foreign currency losses in the fourth quarter, mainly related to weakening of USD versus NOK.
For the full year 2022, the USD has strengthened versus NOK, resulting in a significant unrealised positive foreign currency effect.
These effects are mainly due to a large part of Equinor’s operations having NOK as functional currency, and the effects are offset
within equity as OCI effects arising on translation from functional currency to presentation currency USD.
The increase in Interest income and other financial items for 2022 compared to the previous year mainly relates to higher interest
rates and increased Cash and cash equivalents and financial investments.
Losses on derivative financial instruments in the fourth quarter and full year 2022 are mainly due to increased discount rates.
Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of

31 December 2022, USD 0.2 billion were
utilised compared to USD 2.6 billion utilised as of 31 December 2021.
5 Income taxes
Quarters Full year
Q4 2022 Q3 2022 Q4 2021 (in USD million) 2022 2021
14,469 27,156 13,135 Income/(loss) before tax 78,604 31,583
(6,572) (17,785) (9,765) Income tax (49,861) (23,007)

45.4%

65.5%

74.3%
Effective tax rate

63.4%

72.8%
The effective tax rate for the fourth quarter of 2022 and for the full year 2022 was significantly influenced by recognition of previously
unrecognised deferred tax assets in the US. The effective tax rate for the fourth quarter of 2022 was also influenced by low share of
income from the Norwegian continental shelf due to derivate losses.
After a history of significant losses, Equinor is now recording profits in the US and projected future taxable income demonstrates that it
is probable that the unused tax losses carried forward can be utilised in the nearest future. The tax value of the unused accumulated
losses has been recognised as a deferred tax asset of USD 2.7 billion in the fourth quarter, with a corresponding decrease in income taxes of USD 2.8 billion resulting in a low effective tax rate this quarter compared to last year.
The effective tax rate for the fourth quarter of 2021 and for the full year 2021 was primarily influenced by high share of operating
income from the Norwegian continental shelf with higher-than-average effective tax rate and losses recognised in countries with lower-
than-average effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The effective tax rate was also influenced by currency effects in entities taxable in other currencies than the functional currency.

Equinor fourth quarter 2022

6 Provisions, commitments, contingent items and related parties
Asset retirement obligation
Equinor's estimated asset retirement obligations (ARO) have decreased by USD 5.683 billion to USD

11.734 billion at 31 December
2022 compared to year-end 2021, mainly due to increased discount rates and strengthening of USD versus NOK. Changes in ARO
are reflected within Property, plant and equipment and Provisions and other liabilities in the Consolidated balance sheet.
Agbami dispute settlement agreement and licence extension
In the third quarter of 2022, an agreement was reached in a three-year long negotiation between the parties Nigerian National
Petroleum Company Limited (NNPC), Chevron and Equinor. The parties have agreed to an extension of the operating licence period and the related Production Sharing Contract (PSC) for Oil Mining Lease (OML) 128 of the

unitised Agbami field until 2042. At the
same time, the parties agreed outstanding legal disputes related to the allocation between the parties of cost oil, tax oil and profit oil
volumes. The settlement agreement awards Equinor with an amicable compensation for overlifted volumes, which will be payable over
the 20-year licence extension. The amounts and timing of payments to be received depend on a number of factors related to
operation of the field, as well as future oil prices and production volumes. Equinor will consequently recognise settlement payments
when received, and no amounts have been recognised in the Consolidated statement of income or Balance sheet for 2022. The
parties are currently undertaking necessary legal actions in order to formally close the legal disputes.
Resolved dispute with Norwegian tax authorities related to Equinor Service Center Belgium

N.V
In the fourth quarter of 2020, Equinor received a decision from the Norwegian tax authorities related to the capital structure of the
subsidiary Equinor Service Center Belgium N.V., concluding that the capital structure had to be based on the arm length’s principle, affecting the fiscal years 2012 to 2016. Equinor received a claim of USD 182 million that was paid in

2021. During the second quarter
of 2022, the tax authorities reversed their decision and accepted Equinor’s initial position. During the third quarter, the tax payment
was reimbursed to Equinor, adjusted for changes in tax rates. The adjustment, which has been recognised as tax expense in the
Consolidated statement of income in 2022, is considered immaterial.
Dispute with Norwegian tax authorities regarding R&D costs in the offshore tax regime
Equinor has an ongoing dispute regarding the level of Research & Development cost to be allocated to the offshore tax regime.
During the second quarter of 2022, the Oil Taxation Office (OTO) informed Equinor that it had decided to accept Equinor’s position regarding certain disputed items, resulting in a reduction in Equinor’s maximum exposure. During the fourth quarter, Equinor has
accepted an increase in taxable income for both onshore and offshore tax. A previously recognised provision of USD 95 million has
been reclassified to current tax payable. Equinor’s Income tax expense was not affected by this development, and the remaining
expected maximum exposure related to R&D costs in the offshore tax regime is considered immaterial.
Dispute with Norwegian tax authorities regarding internal pricing of natural gas liquids
The Oil Taxation Office has challenged the internal pricing of certain products of natural gas liquids sold from Equinor Energy AS to
Equinor ASA in the years 2011-2020. During 2022, there has been a development in various elements of these cases, where parts of
the previous exposure have been resolved or have reached the end of available appeal processes,

and other parts have been
appealed. Following these developments, which did not impact the Consolidated statement of income significantly, the maximum
exposure regarding the gas liquid pricing remains at an estimated USD 71 million. Equinor has provided for its best estimate in the
matter.
During the normal course of its business, Equinor is involved in legal and other proceedings,

and several unresolved claims are
currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor
has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the
company’s best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially
affected by the resolution of these legal proceedings.
Related parties
The line item Prepayments and Financial Receivables includes USD 1,461 million which represent a gross receivable from the
Norwegian state under the Marketing Instruction in relation to the state’s (SDFI) expected participation in the gas sales activities of a
foreign subsidiary of Equinor. At year-end 2021, the corresponding amount was USD 435 million. The increase is mainly related to increased volumes, as well as higher cost price, on the gas storage. A corresponding non-current liability of USD 1462 million has
been recognised, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary.
7 Capital distribution
Dividend for the fourth quarter of 2022 and share buy-back programme for 2023
On 7 February 2023, the board of directors proposed an ordinary cash dividend for the fourth quarter of 2022 of USD 0.30 per share,
in addition to an extraordinary cash dividend of USD 0.60 per share for the fourth quarter of 2022.

The Equinor shares will be traded

Equinor fourth quarter 2022

ex-dividend on 11 May 2023 on the Oslo Børs and for ADR holders on the New York Stock Exchange. The record date will be 12 May
2023 and the payment date will be 25 May 2023.
On 7 February 2023, the Board proposed an annual share buy-back programme for 2023 with up to USD 6.0 billion, including shares
to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting. The annual share buy-back
programme is expected to be executed when the Brent Blend oil price is in or above the range of 50-60 USD/bbl, Equinor’s net debt to
capital employed adjusted stays within the communicated ambition of 15-30 % and this is supported by commodity prices.
On 7 February 2023, the board of directors resolved on the commencement of the first tranche of the share buy-back programme for
2023 of a total of USD 1.0 billion, including shares to be redeemed from the Norwegian State.

The first tranche will end no later than

24 March 2023.
Share buy- back programme for 2022
The purpose of the share buy-back programme is to reduce the issued share capital of the company. All shares repurchased as part
of the programme will be cancelled. According to an agreement between Equinor and the Norwegian State,

the Norwegian State will
participate in share buy-backs on a proportionate basis, ensuring that its ownership interest in Equinor remains unchanged at 67%.
Equity impact of share buy back programmes
(in USD million) 2022 2021
First tranche 330 99
Second tranche 440 330
Third tranche 605 -
Fourth tranche 605 -
Norwegian state share
1)
1,399 -
Total 3,380 429
1) Relates to the 2021 programme and first

tranche of 2022 programme
In February 2022, Equinor launched a share buy-back programme for 2022 of up to USD 5,000 million, where the first tranche of
around USD 1,000 million was finalised in March 2022. USD 330 million of the first tranche was acquired in the open market. The
redemption of the proportionate share of 67% from the Norwegian State was approved by the annual general meeting 11 May 2022
and settled in July 2022 as described below.
In May 2022, Equinor launched the second tranche of USD 1,333 million of the 2022 share buy-back programme of which USD 440
million was purchased in the open market. The acquisition of the second tranche in the open market was finalised in July 2022.
In July 2022, Equinor increased the target level of share buy-back for 2022 from USD 5,000 million up to USD 6,000 million and
launched the third tranche of USD 1,833 million. USD 605 million was purchased in the open market. The acquisition of the third
tranche in the open market was finalised in October 2022.
In October 2022, Equinor launched the fourth and final tranche of the share buy-back programme for 2022 of USD 1,833 million. The
fourth tranche of USD 605 million (both acquired and remaining order) has been recognised as a reduction in equity as treasury
shares due to an irrevocable agreement with the third party. As of 31 December 2022, USD 495 million of the fourth tranche has been purchased in the open market, of which USD 475 million has been settled. The remaining order of the fourth tranche is accrued for
and classified as Trade, other payables and provisions. The acquisition of the fourth tranche in the open market was finalised in
January 2023.
After having finalised the 2021 share buy-back programme as well as the first tranche of the 2022 share buy-back programme in the
market in the period 28 July 2021 to 25 March 2022, a proportionate share of 67% from the Norwegian

State was redeemed in
accordance with an agreement with the Ministry of Trade, Industry and Fisheries for the Norwegian State to maintain their ownership
percentage in Equinor. The redemption was approved by the annual general meeting held on 11 May 2022. The shares were cancelled on 29 June 2022 and the liability of USD 1,399 million (NOK 13,496 million) to the

Norwegian State was settled on 20 July
2022.
For the second, third and fourth tranche of the share buy-back programme of 2022, USD 3,350 million of shares from the Norwegian
State will, in accordance with an agreement with the Ministry of Trade, Industry and Fisheries, be redeemed at the annual general meeting in May 2023 in order for the Norwegian State to maintain its ownership share of 67% in Equinor.

Equinor fourth quarter 2022

SUPPLEMENTARY

DISCLOSURES

Exchange rates
Quarters Change Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 Exchange rates 2022 2021 Change
0.0981 0.1001 0.1146 (14%) NOK/USD average daily exchange rate 0.1039 0.1163 (11%)
0.1014 0.0921 0.1134 (11%) NOK/USD period-end exchange rate 0.1014 0.1134 (11%)
10.1925 9.9903 8.7245 17% USD/NOK average daily exchange rate 9.6245 8.5991 12%
9.8573 10.8574 8.8194 12% USD/NOK period-end exchange rate 9.8573 8.8194 12%
1.0195 1.0065 1.1433 (11%) EUR/USD average daily exchange rate 1.0498 1.1821 (11%)
1.0666 0.9748 1.1326 (6%) EUR/USD period-end exchange rate 1.0666 1.1326 (6%)
USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items
that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).
Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as
defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.
The following financial measures may be considered non-GAAP financial measures:
●
Adjusted earnings

are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor’s underlying operational
performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to
Equinor’s IFRS measures, which provides an indication of Equinor’s underlying operational performance in the period and
facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues
and other income, adjusted purchases, adjusted operating expenses and selling, general and administrative expenses, adjusted
depreciation expenses and adjusted exploration expenses.
●
Adjusted earnings after tax

– equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items
and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included
in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax
rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted
earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its
operational performance excluding the impact of financing, to be a supplemental measure to Equinor’s net income. Certain net
USD denominated financial positions are held by group companies that have a USD functional currency that is different from the
currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring
net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from
translating the net USD denominated financial positions into the currency of the applicable tax return.

Therefore, the effective tax
rate may be significantly higher or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted
earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the
period.
Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating
income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations
associated with the use of adjusted earnings and adjusted earnings after tax compared with the

IFRS measures as such non-GAAP
measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on
an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments
in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax
impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain
items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

Equinor fourth quarter 2022

●
Capital employed adjusted –
this measure is defined as Equinor's total equity (including non-controlling interests) and net
interest-bearing debt adjusted.
●
Net interest-bearing debt adjusted

– this measure is defined as Equinor's interest bearing financial liabilities less cash and cash
equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance
company and balances related to the SDFI.
●
Net debt to capital employed , Net debt to capital employed adjusted, including lease liabilities and

Net debt to capital
employed ratio adjusted – Following implementation of IFRS 16 Equinor presents a “net debt to capital employed adjusted”
excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of
capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for
marketing instruction agreement.
In Equinor’s view, net debt ratio provides useful information about Equinor’s capital structure

and
financial strength.
●
Organic investments/capex – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 2.8 billion in Q4 2022

(Q4 2021: USD 2.2
billion) and USD 10.0 billion for YTD 2022 (2021: USD 8.5 billion). Organic capital expenditures are capital expenditures excluding
acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In Q4 2022, a total of USD 0.5 billion (Q4 2021: USD 0.1 billion) is excluded in the organic capital

expenditures (YTD 2022: USD 1.9 billion |
YTD 2021: USD 0.4 billion). Forward-looking organic capital expenditures included in this report are not reconcilable to its most
directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to
determine organic capital expenditures cannot be predicted with reasonable certainty. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor’s investments in maintenance and development of the company’s
assets.
●
Gross investments/capex

– Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor’s proportionate share of capital expenditures in equity accounted investments not
included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not
reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from
such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
●
Return on average capital employed after tax (ROACE)

– this measure provides useful information for both the group and investors about performance during the period under evaluation. Equinor uses ROACE to measure the return on capital employed,
regardless of whether the financing is through equity or debt. The use of ROACE should not be viewed as an alternative to income
before financial items, income taxes and minority interest, or to net income, which are measures calculated in accordance with
GAAP or ratios based on these figures. Average capital employed adjusted at 31 December 2022 is calculated as the average of
the capital employed adjusted at 31 December 2022 and at 31 December 2021 as presented in the table Calculation of capital
employed and net debt to capital employed ratio later in this report. For a reconciliation for adjusted earnings after tax, see
Reconciliation of net operating income/(loss) to adjusted earnings as presented later in this report.

Forward-looking ROACE
included in this report is not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the
amounts excluded from IFRS measures used to determine ROACE cannot be predicted with reasonable certainty.
●
Free cash flow for the fourth quarter of 2022 and 2021

includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2022: USD

21.0 billion | 2021: USD
18.0 billion), taxes paid (2022: negative USD 14.2 billion | 2021: negative USD 6.7 billion), cash used/received

in business
combinations (2022: USD 0.0 billion | 2021: USD 0.0 billion), capital expenditures and investments (2022:

negative USD 2.4 billion
| 2021: negative USD 2.2 billion), increase/decrease in other items interest-bearing (2022: USD 0.0 billion |

2021: USD 0.2 billion),
proceeds from sale of assets and businesses (2022: USD 0.0 billion | 2021: USD 0.1 billion), dividend

paid (2022: negative USD
2.2 billion | 2021: negative USD 0.6 billion) and share buy-back (2022: negative USD 0.6 billion |

2021: negative USD 0.2 billion),
resulting in a free cash flow of USD 1.7 billion in the fourth quarter of 2022 (2021:

8.6 billion). Free cash flow represents, and is
used by management to evaluate, cash generated from operational and investing activities available for debt servicing and
distribution to shareholders.
●
Free cash flow for the full year of 2022 and 2021

includes the following line items in the Consolidated statement of cash flows:
Cash flows provided by operating activities before taxes paid and working capital items (2022: USD

83.6 billion | 2021: USD 42.0
billion), taxes paid (2022: negative USD 43.9 billion | 2021: negative USD 8.6 billion), cash

used/received in business
combinations (2022: USD 0.1 billion | 2021: negative USD 0.1 billion), capital expenditures and investments (2022:

negative USD
8.8 billion | 2021: negative USD 8.0 billion), increase/decrease in other items interest-bearing (2022: negative USD

0.0 billion |
2021: USD 0.0 billion), proceeds from sale of assets and businesses (2022: USD 1.0 billion | 2021: USD

1.9 billion), dividend paid
(2022: negative USD 5.4 billion | 2021: negative USD 1.8 billion) and share buy-back (2022: negative USD 3.3

billion | 2021:
negative USD 0.3 billion), resulting in a free cash flow of USD 23.4 billion in the full year of 2022 (2021: USD 25.0 billion).
Adjusted earnings adjust for the following items:
●
Changes in fair value of derivatives:

Certain gas contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives, required to be carried at fair value. Also, certain transactions related to historical divestments include
contingent consideration, are carried at fair value. The accounting impacts of changes in fair value of the aforementioned are
excluded from adjusted earnings. In addition, adjustments are also made for changes in the unrealised fair value of derivatives
related to some natural gas trading contracts. Due to the nature of these gas sales contracts, these are classified as financial
derivatives to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the

Equinor fourth quarter 2022

value of the difference between current market gas prices and the actual prices to be realised under the gas sales contracts. Only
realised gains and losses on these contracts are reflected in adjusted earnings. This presentation best reflects the underlying
performance of the business as it replaces the effect of temporary timing differences associated with the re-measurements of the derivatives to fair value at the balance sheet date with actual realised gains and losses for the period.

Equinor fourth quarter 2022

●
Periodisation of inventory hedging effect: Commercial storage is hedged in the derivatives market and is accounted for using the lower of cost or market price. If market prices increase above cost price, the inventory will not reflect this increase in value.
There will be a loss on the derivative hedging the inventory since the derivatives always reflect changes in the market price. An
adjustment is made to reflect the unrealised market increase of the commercial storage. As a result, loss on derivatives is
matched by a similar adjustment for the exposure being managed. If market prices decrease below cost price, the write-down of
the inventory and the derivative effect in the IFRS income statement will offset each other and no adjustment is made.
●
Over/underlift
: Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the
product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our
lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is
therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect
operational performance and comparability with peers.

●
The operational storage
is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the
FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or
losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.
●
Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of
impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.
●
Gain or loss from sales of assets
is eliminated from the measure since the gain or loss does not give an indication of future
performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is
acquired until it is sold.
●
Eliminations (Internal unrealised profit on inventories) : Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-
transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is
eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from
one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production
cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity
volumes is excluded in adjusted earnings.
●
Other items of income and expense are adjusted when the impacts on income in the period are not reflective of Equinor’s underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may
also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are
carefully assessed and can include transactions such as provisions related to reorganisation, early retirement,

etc.
●
Change in accounting policy

are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor’s underlying operational performance in the reporting period.
For more information on our use of non-GAAP financial measures, see section 5.2 Use and reconciliation of non-GAAP financial
measures in Equinor's 2021 Annual Report and Form 20-F.

Equinor fourth quarter 2022

Reconciliation of adjusted earnings
The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.
Items impacting net operating income/(loss) in the
fourth quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 34,321 16,729 2,373 1,083 33,591 38 (19,495)
Adjusting items (774) 239 (476) - (536) (23) 23
Changes in fair value of derivatives (462) 58 (378) - (142) - -
Periodisation of inventory hedging effect (395) - - - (395) - -
Over-/underlift 181 257 (75) - - - -
Other adjustments (0) - (22) - - - 22
Gain/loss on sale of assets (98) (75) - - - (23) 0
Adjusted total revenues and other income 33,546 16,968 1,897 1,083 33,055 15 (19,472)
Purchases [net of inventory variation] (12,853) (0) (85) (0) (31,996) - 19,228
Adjusting items 72 - - - 27 - 46
Operational storage effects 27 - - - 27 - -
Eliminations 46 - - - - - 46
Adjusted purchases [net of inventory variation] (12,781) (0) (85) (0) (31,969) - 19,273
Operating and administrative expenses

(3,304) (1,020) (511) (220) (1,614) (100) 161
Adjusting items 272 (34) 73 2 225 - 5
Over-/underlift 36 (34) 70 - - - -
Other adjustments 1 - (4) - - - 5
Gain/loss on sale of assets 9 - 7 2 - - -
Provisions 225 - - - 225 - -
Adjusted operating and administrative expenses

(3,032) (1,053) (438) (217) (1,389) (100) 166
Depreciation, amortisation and net impairments (1,184) (1,222) 310 (13) (233) (1) (26)
Adjusting items (1,094) 3 (744) (350) (3) - -
Impairment 2 3 3 - (3) - -
Reversal of Impairment (1,097) - (747) (350) - - -
Adjusted depreciation, amortisation and net
impairments
(2,279) (1,219) (433) (363) (236) (1) (26)
Exploration expenses (396) (101) (266) (29) - - -
Adjusting items 0 0 0 (0) - - -
Adjusted exploration expenses (396) (101) (266) (29) - - -
Net operating income/(loss) 16,584 14,386 1,822 821 (252) (63) (132)
Sum of adjusting items (1,525) 208 (1,147) (348) (288) (23) 73
Adjusted earnings/(loss) 15,059 14,594 676 474 (540) (86) (59)
Tax on adjusted earnings (9,263) (11,294) (308) (24) 2,447 (10) (73)
Adjusted earnings/(loss) after tax 5,796 3,300 367 450 1,907 (96) (132)

Equinor fourth quarter 2022

Items impacting net operating income/(loss) in the
fourth quarter of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income
1)
32,608 17,708 1,752 1,302 31,818 21 (19,993
Adjusting items (772) (80) (50) - (640) (0) (1)
Changes in fair value of derivatives (173) (81) 36 - (128) - -
Periodisation of inventory hedging effect (346) - - - (346) - -
Operating and administrative expenses (0) - - - - (0) -
Over-/underlift (85) 1 (86) - - - -
Gain/loss on sale of assets (168) - 0 - (167) - (1)
Adjusted total revenues and other income
1)
31,836 17,628 1,702 1,302 31,178 21 (19,994
Purchases [net of inventory variation] (11,543) (0) (37) - (30,959) (0) 19,452
Adjusting items 342 - - - 2 - 340
Operational storage effects 2 - - - 2 - -
Eliminations 340 - - - - - 340
Adjusted purchases [net of inventory variation] (11,201) (0) (37) - (30,956) (0) 19,791
Operating and administrative expenses
1)
(2,504) (1,000) (396) (232) (972) (58) 153
Adjusting items 39 35 21 4 (33) - 12
Over-/underlift 52 31 21 - - - -
Other adjustments (21) 4 - - (25) - -
Gain/loss on sale of assets 16 - - 4 - - 12
Provisions (8) - - - (8) - -
Adjusted operating and administrative expenses
1)
(2,465) (965) (374) (228) (1,005) (58) 165
Depreciation, amortisation and net impairments
1)
(4,777) (1,784) (2,277) (486) (205) (1) (24)
Adjusting items 1,798 - 1,777 29 (9) - -
Impairment 1,798 - 1,777 29 (9) - -
Adjusted depreciation, amortisation and net
impairments
1)
(2,979) (1,784) (499) (456) (214) (1) (24)
Exploration expenses (206) (69) (102) (34) - - -
Adjusting items 4 - 0 4 - - -
Impairment 4 - 0 4 - - -
Adjusted exploration expenses (202) (69) (102) (30) - - 0
Net operating income/(loss)
1)
13,578 14,854 (1,060) 550 (316) (38) (413)
Sum of adjusting items 1,411 (45) 1,749 37 (680) (0) 351
Adjusted earnings/(loss)
1)
14,989 14,809 689 587 (997) (38) (62)
Tax on adjusted earnings (10,592) (11,314) (180) (14) 913 8 (5)
Adjusted earnings/(loss) after tax
1)
4,397 3,495 508 574 (84) (30) (67)
1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments.

Equinor fourth quarter 2022

Items impacting net operating income/(loss) in the
third quarter of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 43,633 24,034 1,767 1,541 42,585 12 (26,307)
Adjusting Items (296) (713) 144 - 273 0 (0)
Changes in fair value of derivatives 85 (167) 229 - 22 - -
Periodisation of inventory hedging effect 251 - - - 251 - -
Over-/underlift 24 109 (85) - - - -
Gain/loss on sale of assets (655) (655) - - - - (0)
Adjusted total revenues and other income 43,337 23,321 1,911 1,541 42,858 13 (26,307)
Purchases [net of inventory variation] (13,592) (0) (22) - (40,253) - 26,683
Adjusting Items (377) - - - 171 - (548)
Operational storage effects 171 - - - 171 - -
Eliminations (548) - - - - - (548)
Adjusted purchases [net of inventory variation] (13,969) (0) (22) - (40,081) - 26,135
Operating and administrative expenses (2,614) (963) (427) (254) (1,097) (68) 194
Adjusting Items (43) (22) (15) (0) (17) 10 -
Over-/underlift (36) (22) (15) - - - -
Gain/loss on sale of assets 10 - - (0) - 10 -
Provisions (17) - - - (17) - -
Adjusted operating and administrative expenses (2,657) (984) (442) (254) (1,114) (58) 194
Depreciation, amortisation and net impairments (1,049) (1,143) (349) (199) 680 (1) (38)
Adjusting Items (1,069) - (0) (178) (891) - -
Impairment 79 - (0) - 79 - -
Reversal of Impairment (1,148) - - (178) (970) - -
Adjusted depreciation, amortisation and net
impairments
(2,118) (1,143) (349) (377) (211) (1) (38)
Exploration expenses (275) (114) (157) (4) - - (0)
Adjusting Items (17) - (0) (17) - - -
Impairment 9 - (0) 9 - - -
Reversal of Impairment (26) - - (26) - - -
Adjusted exploration expenses (292) (114) (157) (21) - - -
Net operating income/(loss) 26,103 21,813 813 1,084 1,916 (56) 533
Sum of adjusting items (1,802) (735) 129 (195) (464) 10 (548)
Adjusted earnings/(loss) 24,301 21,079 942 889 1,452 (46) (15)
Tax on adjusted earnings (17,585) (16,356) (301) (21) (929) 14 9
Adjusted earnings/(loss) after tax 6,715 4,723 641 868 523 (32) (6)

Equinor fourth quarter 2022

Items impacting net operating income/(loss) in the
full year of 2022
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income 150,806 75,930 7,431 5,523 148,105 185 (86,367)
Adjusting items (896) (487) 185 - (506) (110) 22
Changes in fair value of derivatives (207) (263) 205 - (149) - -
Periodisation of inventory hedging effect (349) - - - (349) - -
Impairment from associated companies 1 - - - - 1 -
Over-/underlift 510 507 3 - - - -
Other adjustments (0) - (22) - - - 22
Gain/loss on sale of assets (850) (731) - - (9) (111) (0)
Adjusted total revenues and other income 149,910 75,443 7,616 5,523 147,599 75 (86,345)
Purchases [net of inventory variation] (53,806) 0 (116) (0) (139,916) - 86,227
Adjusting items (610) - - - (33) - (577)
Operational storage effects (33) - - - (33) - -
Eliminations (577) - - - - - (577)
Adjusted purchases [net of inventory variation] (54,415) 0 (116) (0) (139,949) - 85,650
Operating and administrative expenses

(10,593) (3,782) (1,698) (938) (4,591) (265) 681
Adjusting items 64 (54) 22 6 75 10 5
Over-/underlift (41) (54) 13 - - - -
Other adjustments 7 - 2 - - - 5
Gain/loss on sale of assets 23 - 7 6 - 10 -
Provisions 75 - - - 75 - -
Adjusted operating and administrative expenses

(10,530) (3,836) (1,675) (933) (4,516) (255) 686
Depreciation, amortisation and net impairments (6,391) (4,167) (1,731) (361) 14 (4) (142)
Adjusting items (2,488) (819) 286 (1,060) (895) - -
Impairment 1,111 3 1,033 - 75 - -
Reversal of impairment (3,598) (821) (747) (1,060) (970) - -
Adjusted depreciation, amortisation and net
impairments
(8,879) (4,986) (1,445) (1,422) (881) (4) (142)
Exploration expenses (1,205) (366) (638) (201) - - -
Adjusting items 59 4 65 (11) - - -
Impairment 85 4 65 15 - - -
Reversal of impairment (26) - - (26) - - -
Adjusted exploration expenses (1,146) (361) (573) (212) - - -
Net operating income/(loss) 78,811 67,614 3,248 4,022 3,612 (84) 399
Sum of adjusting items (3,871) (1,355) 559 (1,065) (1,360) (100) (550)
Adjusted earnings/(loss) 74,940 66,260 3,806 2,957 2,253 (184) (151)
Tax on adjusted earnings (52,250) (51,373) (1,248) (79) 474 14 (38)
Adjusted earnings/(loss) after tax 22,691 14,887 2,558 2,878 2,727 (170) (189)

Equinor fourth quarter 2022

Items impacting net operating income/(loss) in the
full year of 2021
Equinor
group
Exploration
&
Production
Norway
Exploration
&
Production
Internationa
l
Exploration
&
Production
USA
Marketing,
Midstream
&
Processing
Rene-
wables Other (in USD million)
Total revenues and other income
1)
90,924 39,386 5,566 4,149 87,393 1,411 (46,980)
Adjusting Items (1,836) (339) 43 - (155) (1,381) (4)
Changes in fair value of derivatives (146) (145) 36 - (37) - -
Periodisation of inventory hedging effect 49 - - - 49 - -
Impairment from associated companies 4 - - - - 4 -
Over-/underlift (125) (194) 69 - - - -
Gain/loss on sale of assets (1,561) - (5) - (167) (1,385) (4)
Provisions (57) - (57) - - - -
Adjusted total revenues and other income
1)
89,088 39,047 5,609 4,149 87,238 30 (46,984)
Purchases [net of inventory variation] (35,160) (0) (58) (0) (80,873) (0) 45,771
Adjusting Items 230 - - - (231) - 461
Operational storage effects (231) - - - (231) - -
Eliminations 461 - - - - - 461
Adjusted purchases [net of inventory variation] (34,930) (0) (58) (0) (81,104) (0) 46,232
Operating and administrative expenses
1)
(9,378) (3,652) (1,406) (1,074) (3,753) (163) 670
Adjusting Items (11) 62 (32) 35 (87) - 12
Over-/underlift 23 55 (32) - - - -
Change in accounting policy (43) 7 - - (50) - -
Gain/loss on sale of assets 47 - - 35 - - 12
Provisions (37) - - - (37) - -
Adjusted operating and administrative expenses
1)
(9,389) (3,590) (1,438) (1,039) (3,841) (163) 682
Depreciation, amortisation and net impairments
1)
(11,719) (4,900) (3,321) (1,734) (1,604) (3) (156)
Adjusting Items 1,288 (1,102) 1,587 69 735 - -
Impairment 2,963 276 1,836 116 735 - -
Reversal of impairment (1,675) (1,379) (250) (47) - - -
Adjusted depreciation, amortisation and net
impairments
1)
(10,431) (6,002) (1,734) (1,665) (869) (3) (156)
Exploration expenses (1,004) (363) (451) (190) - - 0
Adjusting Items 152 7 101 44 - - -
Impairment 175 7 101 66 - - -
Reversal of impairment (22) - - (22) - - -
Adjusted exploration expenses (852) (356) (350) (146) - - 0
Net operating income/(loss)
1)
33,663 30,471 329 1,150 1,163 1,245 (695)
Sum of adjusting items (177) (1,372) 1,698 147 262 (1,381) 469
Adjusted earnings/(loss)
1)
33,486 29,099 2,028 1,297 1,424 (136) (227)
Tax on adjusted earnings (23,445) (21,825) (670) (16) (998) 23 40
Adjusted earnings/(loss) after tax
1)
10,042 7,274 1,358 1,281 426 (112) (187)
1) E&P Norway, E&P International, MMP and Other segments are restated due to implementation of IFRS 16 in the segments

Equinor fourth quarter 2022

Adjusted earnings after tax* by reporting
Quarters
Q4 2022 Q3 2022 Q4 2021
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway
1)
14,594 (11,294) 3,300 21,079 (16,356) 4,723 14,809 (11,314) 3,496
E&P International
1)
676 (308) 367 942 (301) 641 689 (180) 508
E&P USA 474 (24) 450 889 (21) 868 587 (14) 574
MMP
1)
(540) 2,447 1,907 1,452 (929) 523 (997) 913 (83)
REN (86) (10) (96) (46) 14 (32) (38) 8 (30)
Other
1)
(59) (73) (132) (15) 9 (6) (62) (5) (67)
Equinor group 15,059 (9,263) 5,796 24,301 (17,585) 6,715 14,989 (10,592) 4,397
Effective tax rates on adjusted
earnings 61.5% 72.4% 70.7%
1) Q4 2021 is restated due to implementation

of IFRS 16 in the segments.
Full year
2022 2021
(in USD million)
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
Adjusted
earnings
Tax on
adjusted
earnings
Adjusted
earnings
after tax
E&P Norway
1)
66,260 (51,373) 14,887 29,099 (21,825) 7,274
E&P International
1)
3,806 (1,248) 2,558 2,028 (670) 1,358
E&P USA 2,957 (79) 2,878 1,297 (16) 1,281
MMP
1)
2,253 474 2,727 1,424 (998) 426
REN (184) 14 (170) (136) 23 (112)
Other
1)
(151) (38) (189) (227) 40 (186)
Equinor group 74,940 (52,250) 22,691 33,486 (23,445) 10,042
Effective tax rates on adjusted earnings 69.7% 70.0%
1) Full year 2021 is restated due to implementation

of IFRS 16 in the segments.

Equinor fourth quarter 2022

Reconciliation of adjusted earnings after tax to net income

Quarters
Reconciliation of adjusted earnings after tax to net income

Full year
Q4 2022 Q3 2022 Q4 2021
(in USD million)
2022 2021
16,584 26,103 13,578 Net operating income/(loss) A 78,811 33,663
6,544 17,906 10,033 Income tax less tax on net financial items B 50,098 23,800
10,039 8,196 3,545 Net operating income after tax C = A-B 28,713 9,862
(1,525) (1,802) 1,411 Items impacting net operating income/(loss)
1)
D (3,871) (177)
2,719 (321) 559 Tax on items impacting net operating income/(loss) E 2,151 (356)
5,796 6,715 4,397 Adjusted earnings after tax* F = C+D-E 22,691 10,042
(2,115) 1,053 (443) Net financial items G (207) (2,080)
(28) 121 267 Tax on net financial items H 237 793
7,897 9,371 3,370 Net income/(loss) I = C+G+H 28,744 8,576
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.
Quarters Change Adjusted exploration expenses* Full year
Q4 2022 Q3 2022 Q4 2021 Q4 on Q4 (in USD million) 2022 2021 Change
144 102 114 26% E&P Norway exploration expenditures 493 522 (5%)
114 172 97 18% E&P International exploration expenditures 445 369 21%
50 23 59 (15%) E&P USA exploration expenditures 149 136 10%
307 296 269 14% Group exploration expenditures 1,087 1,027 6%
183 15 (2) N/A Expensed, previously capitalised exploration expenditures 283 19 >100%
(95) (19) (65) 46%
Capitalised share of current period's exploration

activity
(224) (194) 16%
0 (17) 4 (100%) Impairment (reversal of impairment) 59 152 (61%)
396 275 206 92% Exploration expenses according to IFRS 1,205 1,004 20%
(0) 17 (4) (100%) Items impacting net operating income/(loss)
1)
(59) (152) (61%)

Equinor fourth quarter 2022

396 292 202 96% Adjusted exploration expenses* 1,146 852 35%
1) For items impacting net operating income/(loss),

see Reconciliation of adjusted earnings in the Supplementary disclosures.

Equinor fourth quarter 2022

Calculated ROACE
Calculated ROACE based on IFRS
31 December

(in USD million, except percentages) 2022 2021
Net income/(loss) A 28,744 8,576
Average total equity 1 46,506 36,458
Average current finance debt and lease liabilities 6,001 6,081
Average non-current finance debt and lease liabilities 28,202 31,096
- Average cash and cash equivalents (14,853) (10,442)
- Average current financial investments (25,561) (16,555)
Average net-interest bearing debt 2 (6,210) 10,180
Average capital employed B = 1+2 40,296 46,638
Calculated ROACE based on Net income/loss and

capital employed
A/B 71.3% 18.4%
Calculated ROACE based on Adjusted earnings after

tax and capital employed adjusted
31 December

(in USD million, except percentages) 2022 2021
Adjusted earnings after tax A 22,691 10,042
Average capital employed adjusted (B) B 41,134 44,153
Calculated ROACE based on Adjusted earnings

after tax and capital employed
A/B 55.2% 22.7%

Equinor fourth quarter 2022

Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio
adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial
measure or measures calculated in accordance with IFRS.
Calculation of capital employed and net debt to capital

employed ratio
At 31 December At 31 December
(in USD million) 2022 2021
Shareholders' equity 53,988 39,010
Non-controlling interests 1 14
Total equity

A 53,989 39,024
Current finance debt and lease liabilities 5,617 6,386
Non-current finance debt and lease liabilities 26,551 29,854
Gross interest-bearing debt B 32,168 36,239
Cash and cash equivalents 15,579 14,126
Current financial investments 29,876 21,246
Cash and cash equivalents and financial investment

C 45,455 35,372
Net interest-bearing debt [9] B1 = B-C (13,288) 867
Other interest-bearing elements

1)
6,538 2,369
Net interest-bearing debt adjusted normalised for

tax payment, including lease liabilities*
B2 (6,750) 3,236
Lease liabilities 3,668 3,562
Net interest-bearing debt adjusted* B3 (10,417) (326)
Calculation of capital employed*
Capital employed A+B1 40,701 39,891
Capital employed adjusted, including lease liabilities A+B2 47,239 42,259
Capital employed adjusted A+B3 43,571 38,697

Equinor fourth quarter 2022

Calculated net debt to capital employed*
Net debt to capital employed (B1)/(A+B1) (32.6%) 2.2%
Net debt to capital employed adjusted, including lease

liabilities
(B2)/(A+B2) (14.3%) 7.7%
Net debt to capital employed adjusted (B3)/(A+B3) (23.9%) (0.8%)
1)

Cash and cash equivalents adjustments regarding

collateral deposits classified as cash and cash equivalents

in the Consolidated
balance sheet but considered as non-cash in the non-GAAP

calculations as well as financial investments in

Equinor Insurance AS
classified as current financial investments.

Equinor fourth quarter 2022

FORWARD

-LOOKING STATEMENTS

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases,

we use words such as
"ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook",

"plan", "strategy", "will", "guidance",
"targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than
statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims,

ambitions and
expectations; the commitment to develop as a broad energy company; the ambition to be a leader in the energy transition and reduce
net group-wide greenhouse gas emissions; future financial performance, including cash flow and liquidity; accounting policies; the
ambition to grow cash flow and returns and improve return on average capital employed (ROACE)*;

expectations regarding progress
on the energy transition plan; expectations regarding cash flow and returns from Equinor’s oil and gas portfolio; plans to develop fields
and increase gas exports; expectations and plans for renewables production capacity and investments in renewables;

expectations
and plans regarding development of renewables projects, CCUS and hydrogen businesses; market outlook and future economic
projections and assumptions, including commodity price and refinery assumptions; organic capital expenditures through 2026;
expectations and estimates regarding production and execution of projects; expectations regarding growth in oil and gas and
renewable power production; estimates regarding tax payments and expectations regarding utilisation of tax losses; the ambition to
keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity
production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the
implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.
These forward-looking statements reflect current views about future events, are based on management’s current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on
circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ
materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand
and pricing, in particular in light of significant oil price volatility and the uncertainty created by Russia’s invasion of Ukraine;

social and
economic conditions in relevant areas of the world; levels and calculations of reserves and material differences from reserves estimates; natural disasters, adverse weather conditions, climate change, and other changes to business conditions; regulatory
stability and access to attractive renewable opportunities; unsuccessful drilling; operational problems, in particular in light of supply
chain disruptions; health, safety and environmental risks; the effects of climate change; regulations on hydraulic fracturing;

security
breaches, including breaches of our digital infrastructure (cybersecurity); ineffectiveness of crisis management systems; the actions of
competitors; the development and use of new technology, particularly in the renewable energy sector; inability to meet strategic objectives; the difficulties involving transportation infrastructure; political instability; reputational damage; an inability to attract

and
retain personnel; risks related to implementing a new corporate structure; inadequate insurance coverage;

changes or uncertainty in
or non-compliance with laws and governmental regulations; the actions of the Norwegian state as majority shareholder; failure to meet
our ethical and social standards; the political and economic policies of Norway and other oil-producing countries; non-compliance with
international trade sanctions; the actions of field partners; adverse changes in tax regimes; exchange rate and interest rate
fluctuations; factors relating to trading, supply and financial risk; general economic conditions; and other factors discussed elsewhere
in this report and in Equinor's Annual Report on Form 20-F for the year ended December 31, 2021,

filed with the U.S. Securities and
Exchange Commission (including section 2.13 Risk review - Risk factors thereof). Equinor's

2021 Annual Report and Form 20-F are
available at Equinor's website www.equinor.com. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except
as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.
We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our
filings with the SEC. U.S. investors are urged to closely consider the disclosures in our

Form 20-F, SEC File No. 1-15200. This form is
available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

Equinor fourth quarter 2022

END NOTES
1.
The group's average liquids price

is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).
2.
The refining reference margin

is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc
3.
Liquids volumes

include oil, condensate and NGL, exclusive of royalty oil.
4.
Equity volumes

represent produced volumes under a
production sharing agreement (PSA)

that correspond to Equinor’s
ownership share in a field. Entitlement volumes , on the other hand, represent Equinor’s share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil.
Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return
on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes,
whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5.
Transactions with the Norwegian State.

The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is
the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that
Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the
definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the
State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the
Norwegian State's account and risk, and related expenditures are refunded by the State.
6.
The production guidance reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange
Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7.
The group's average invoiced gas prices include volumes sold by the MMP segment.
8.
The internal transfer price

paid from the MMP segment to the E&P Norway and E&P USA segments.
9.
Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank
or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet
compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing
elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-
bearing debt.
Signatures
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf

by
the undersigned, thereunto duly authorised.
EQUINOR ASA
(Registrant)
Dated: 8 February, 2023
By: ___/s/ Torgrim Reitan
Name: Torgrim Reitan
Title:

Chief Financial Officer